Exhibit 99.2

Unaudited Interim Condensed
Consolidated Financial Statements

Estre Ambiental, Inc.

June 30, 2018

Estre Ambiental, Inc.

Unaudited interim condensed consolidated financial statements

June 30, 2018

Estre Ambiental, Inc.

Unaudited interim consolidated statement of financial position
June 30, 2018 and December 31, 2017
(In thousands of Brazilian reais)

	Note	June 30, 2018	December 31, 2017
		Unaudited
Assets
Current assets
Cash and cash equivalents	4	27,588	84,687
Marketable securities		42	42
Trade accounts receivable	5	640,683	669,237
Inventories		12,338	11,365
Taxes recoverable	6	106,282	101,870
Other receivables		49,233	34,947
		836,166	902,148

Assets held for sale	9.2	—	6,580
Total current assets		836,166	908,728

Non-current assets
Related parties	7	15,822	14,518
Trade accounts receivable	5	158,584	108,869
Taxes recoverable	6	48,133	52,141
Prepaid expenses		167	174
Deferred taxes	18	6,707	44
Other receivables		16,359	14,473
Investments	9	9,240	7,206
Property, plant and equipment	10	664,223	689,451
Intangible assets	11	579,129	588,238
Total non-current assets		1,498,364	1,475,114
Total assets		2,334,530	2,383,842

Liabilities and equity
Current liabilities
Loans and financing	12	10,923	14,139
Trade accounts payable		136,607	128,113
Provision for landfill closure	15	7,288	20,651
Labor payable		114,720	117,925
Tax liabilities	14	171,861	169,505
Related parties	7	70,017	82,788
Advances from customers		18,255	16,492
Accounts payable from land acquisition		8,715	8,965
Other liabilities		24,684	32,992
		563,070	591,570
Obligations related to discontinued operation	9	28,523	23,787
Total current liabilities		591,593	615,357

See accompanying notes.

Estre Ambiental, Inc.

Unaudited interim consolidated statement of financial position
June 30, 2018 and December 31, 2017
(In thousands of Brazilian reais)

	Note	June 30, 2018	December 31, 2017
		Unaudited
Non-current liabilities
Loans and financing	12	549,769	371,375
Debentures	13	942,088	1,068,979
Provision for landfill closure	15	101,725	92,881
Provision for legal proceedings	16	59,538	147,762
Tax liabilities	14	511,128	395,784
Deferred taxes	18	141,055	137,028
Accounts payable from land acquisition		6,602	10,412
Other liabilities		450	168
		2,312,355	2,224,389
Equity
Capital		17	17
Capital reserve		1,081,426	1,068,195
Other comprehensive income		4,734	1,768
Accumulated losses		(1,637,632)	(1,520,751)
		(551,455)	(450,771)
Non-controlling interest		(17,963)	(5,133)
Total equity (capital deficiency)		(569,418)	(455,904)
Total liabilities and equity		2,334,530	2,383,842

See accompanying notes.

Estre Ambiental, Inc.

Unaudited interim condensed consolidated statement of profit or loss
For the six months ended June 30, 2018 and 2017
(In thousands of Brazilian reais, except for profit or loss per share)

		Six months ended June 30,
	Note	2018	(Restated) 2017
		Unaudited
Continued operations
Revenue from services rendered	19	708,997	671,405
Cost of services	20	(495,026)	(478,174)
Gross profit		213,971	193,231

Operating expenses, net
General and administrative expenses	21	(161,969)	(169,196)
Selling expenses, net	22	(10,064)	6,336
Share of (loss) profit of an associate	9	(579)	2,338
Other operating income, net	23	8,718	11,768
		(163,894)	(148,754)

Profit before finance income and expenses		50,077	44,477

Finance expenses	24	(139,480)	(324,152)
Finance income	24	67,035	5,770

Loss before income and social contribution taxes		(22,368)	(273,905)

Current income and social contribution taxes	18	(26,390)	(4,279)
Deferred income and social contribution taxes	18	(84,527)	381,558

(Loss) profit for the period from continuing operations		(133,285)	103,374

Discontinued operations
Profit after income and social contribution taxes from discontinued operations	9.2	13,675	1,935

(Loss) profit for the period		(119,610)	105,309

Attributable to:
Non-controlling interests		(2,335)	282
Equity holders of the parent	29	(117,275)	105,027

(Loss) profit per share:
Basic and diluted (loss) profit for the period attributable to equity holders of the parent (in Reais)	29	(R$2.5698)	R$2.3014

Basic and diluted (loss) profit from continuing operations attributable to equity holders of the parent (in Reais)	29	(R$2.7430)	R$2.1274

See accompanying notes.

Estre Ambiental, Inc.

Unaudited interim condensed consolidated statement of other comprehensive income
For the six months ended June 30, 2018 and 2017
(In thousands of Brazilian reais)

	Six months ended June 30,
	2018	2017 (Restated)
	Unaudited
(Loss) profit for the period	(119,610)	105,309
Other comprehensive income (loss) to be reclassified to profit or loss for the year in subsequent periods
Currency translation adjustment	2,966	(4)
Comprehensive (loss) profit for the period	(116,644)	105,305

Attributable to:
Non-controlling interests	(2,335)	282
Equity holders of the parent	(114,309)	105,023

See accompanying notes.

Estre Ambiental, Inc.

Unaudited interim condensed consolidated statement of changes in equity (capital deficiency)
For the six months ended June 30, 2018
(In thousands of Brazilian reais)

	Attributable to equity holders of the parent
		Capital reserve
	Capital	Capital reserve	Share-based payment reserve	Other comprehensive income	Accumulated losses	Total	Non- controlling interest	Total
Balance at January 1st, 2018	17	1,064,617	3,578	1,768	(1,520,751)	(450,771)	(5,133)	(455,904)
Change in accounting practice	—	—	—	—	394	394	25	419
Balance at January 1st, 2018 adjusted	17	1,064,617	3,578	1,768	(1,520,357)	(450,377)	(5,108)	(455,485)
Currency translation adjustment	—	—	—	2,966	—	2,966	—	2,966
Total comprehensive	17	1,064,617	3,578	4,734	(1,520,357)	(447,411)	(5,108)	(452,519)
Loss for the period	—	—	—	—	(117,275)	(117,275)	(2,335)	(119,610)
Options granted	—	—	13,231	—	—	13,231	—	13,231
Non-controlling interest	—	—	—	—	—	—	(10,520)	(10,520)

Balance at June 30, 2018 (Unaudited)	17	1,064,617	16,809	4,734	(1,637,632)	(551,455)	(17,963)	(569,418)
	Attributable to Equity holders of the parent
		Capital reserve
	Capital	Capital reserve	Share-based payment reserve	Other comprehensive income	Treasury shares	Accumulated losses	Total	Non- controlling interest	Total
Balance at January 1st, 2017	108,104	734,506	14,033	1,671	(37,403)	(1,564,544)	(743,633)	6,577	(737,056)
Currency translation adjustment	—	—	—	(4)	—	—	(4)	—	(4)
Total comprehensive	108,104	734,506	14,033	1,667	(37,403)	(1,564,544)	(743,637)	6,577	(737,060)
Profit for the period	—	—	—	—	—	105,027	105,027	282	105,309
Options granted	—	—	1,486	—	—	—	1,486	—	1,486
Non-controlling interest	—	—	—	—	—	—	—	5,636	5,636

Balance at June 30, 2017 (Restated)	108,104	734,506	15,519	1,667	(37,403)	(1,459,517)	(637,124)	12,495	(624,629)

See accompanying notes.

Estre Ambiental, Inc.

Unaudited interim condensed consolidated statement of cash flows
For the six months ended June 30, 2018 and 2017
(In thousands of Brazilian reais)

	Six months ended June 30,
	2018	2017 Restated
	Unaudited
Operating activities
(Loss) profit after tax from continuing operations	(133,285)	103,374
Profit after tax from discontinued operations	13,675	1,935
(Loss) profit for the period	(119,610)	105,309

Adjustments to reconcile to net cash flow:
Depreciation, amortization and depletion	61,589	60,893
Allowance for doubtful accounts net of reversals	7,500	(8,753)
Write-off of PP&E/intangible assets	19,366	1,963
Share of profit of an associate	579	(2,338)
Capital gain on divestiture	(18,784)	—
Provision for income and social contribution taxes	26,390	4,279
Deferred income and social contribution taxes	84,527	(381,558)
Addition to provision for contingencies net of reversals	(33,876)	48,646
Gain on the acquisition of investments	—	(12,407)
Monetary variation, financial charges and interest	56,146	284,864
Share based compensation	15,473	1,486

Working capital adjustments:
Trade accounts receivable	(39,598)	(68,551)
Taxes recoverable	(404)	(13,606)
Inventories	(973)	(96)
Advances to suppliers	(81)	(64)
Prepaid expenses	(234)	(586)
Other receivables	(2,682)	7,978
Trade accounts payable	7,281	(2,428)
Labor payable	(3,205)	(5,050)
Tax liabilities	(9,488)	66,488
Provision for contingencies	(14,060)	(7,413)
Other	(13,057)	(24,654)
Related parties	(22,101)	(2,821)
Cash flow provided by operating activities	698	51,581

Investing activities
Capital contribution in subsidiaries	(2,778)	—
Receipt for sale of subsidiaries	12,011	—
Receipt from sale of fixed assets	681	—
Payment for acquisition of subsidiaries	—	(3,633)
Dividends received	185	5,130
Marketable securities	—	(16)
Acquisition of fixed assets	(49,777)	(36,210)
Acquisition of Intangible asset	(1,360)	(5,014)
Net cash used in investing activities	(41,038)	(39,743)

Financing activities
Payment of loans and financing and debentures	(10,078)	(11,229)
Payment of Interest and financial charges	(6,681)	(2,156)
Net cash used in financing activities	(16,759)	(13,385)

Decrease in cash and cash equivalents	(57,099)	(1,547)
Cash and cash equivalents at beginning of period	84,687	31,083
Cash and cash equivalents at end of period	27,588	29,536

See accompanying notes.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement
June 30, 2018
(In thousands of Brazilian reais)

1. Operations

1.1. General information

Estre Ambiental, Inc. is a holding company incorporated under the laws of the Cayman Islands on September 11, 2017. Estre Ambiental, Inc. became the holding company of Estre Ambiental S.A. (hereafter referred to as “Estre Brazil”) through the completion of the transaction explained below.

Estre Ambiental, Inc.’s registered office is located at Av. Presidente Juscelino Kubitschek, 1.830, Tower I - 2nd and 3rd floors, Itaim Bibi, in the city and state of São Paulo, Brazil.

On August 16, 2017, Estre Brazil, the largest waste management company in Brazil and Latin America, and Estre USA, Inc., formerly Boulevard Acquisition Corp II, (“Estre USA”), a company sponsored by an affiliate of Avenue Capital Group, jointly announced that they had entered into a definitive agreement (the “Transaction”) pursuant to which a Cayman Islands holding company, Estre Ambiental, Inc., would be incorporated and substantially all of the shareholders of Estre Brazil would exchange their shares of Estre Brazil for shares of Estre Ambiental, Inc. and as a result Estre Brazil would become a subsidiary of Estre Ambiental, Inc. In addition, the shareholders of Estre USA would be granted an exchange offer to exchange their shares and warrants in Estre USA for shares and warrants in Estre Ambiental, Inc.

The transaction was completed on December 21, 2017 and as a result, Estre Ambiental, Inc. became a publicly listed company subject to rules and regulations of the United States Securities and Exchange Commission. Estre Ambiental, Inc.’s ordinary shares and warrants are traded on the NASDAQ stock exchange.

Also on December 21, 2017, Estre Ambiental, Inc. issued 15,438,000 ordinary shares and 3,748,600 warrants to purchase Estre Ambiental, S.A. ordinary shares at US$11.50 per share to certain institutional investors pursuant to a private investment in public equity (the “PIPE Investment”).

As a result of the above, Estre Ambiental, Inc. received a total of US$139,900 thousand in cash, out of which US$110,600 thousand (or R$364,577) was contributed to Estre Brazil as a capital contribution which was used to repay certain of its indebtedness pursuant to a simultaneous debt restructuring agreement entered into with its creditors, granting a reduction corresponding to 25% of the amount prepaid. The terms of Estre Brazil’s existing debentures and related debt acknowledgment instrument were consequently amended and restated (for more details, see Note 13).

Estre Brazil is a waste management company in Brazil which operates in key locations in the Southeast, South and Northeast regions of Brazil in a full range of waste-related and environmental services that comprise every step of the waste management cycle, from waste collection to disposal and, ultimately, value recovery. Estre Brazil operates its own landfills and is engaged in the final treatment of hazardous wastes (blending units, bioremediation of contaminated soil and landfills), temporary storage of waste, collection and burning of landfill biogas, environmental consulting services, recycling, reverse manufacturing of electrical and electronic devices and waste collection, among others activities. In the provision of these services, the Company applies strict control over potential environmental impacts, uses customized environment management models and provides assistance to its customers.

Estre Ambiental, Inc. and its subsidiaries as referred to as the “Company”.

1.2. Business perspectives

Following a period of rapid expansion and growth through organic business generation as well as acquisitions between 2011 and 2013, in 2014, the Company began recalibrating its strategic focus toward streamlining its business which yielded several tangible benefits, including, among others, improvements to the operating margins, increased efficiency in pricing and in the collection of accounts receivables and generally greater agility in the decision-making processes.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

1. Operations (Continued)

The following are some of the measures implemented by the Company, among others:

•	comprehensive redesign of management information systems, including migration to SAP to be concluded by the end of 2018;
•	decrease in personnel expenses through headcount reductions;
•	reorganization of senior management team, including the appointment of a new chief executive officer, Sergio Pedreiro, in early 2015, appointment of a new chief compliance officer in 2015, and, more recently, the appointment of a new chief financial officer, Fabio D’Avila (in December 2017)
•	improvement of operational efficiency through productivity-oriented projects;
•	systematic application of upward price adjustments as contemplated in the contracts with municipal customers;
•	systematic negotiation of debt acknowledgment agreements with municipalities aiming at collecting overdue accounts; and
•	creation of a dedicated sales and commercial area to capture private sector commercial and industrial customers.

As described above, the Company emerged from 2017 as a NASDAQ listed public company, with a lower leveraged balance sheet and a stronger governance, led by an independent board of directors.

The market opportunity for growth in the Waste Management industry remains significant as nearly half of waste generated annually in Brazil is not yet properly disposed of. Several million tons are not even collected or are still sent to illegal dumps and the regulatory framework is in place for the industry to evolve in a similar fashion to the other countries in the same situation.

The Company is positioned to capitalize on this market opportunity since it has: (i) strategically located landfills; (ii) the leading operational and cost profile in the industry; and (iii) a reputation as the most environmentally progressive, transparent and compliance-oriented waste management company in Latin America.

As a result of the Transaction, debt restructuring and other initiatives disclosed above, Estre Brazil reduced its leverage and improved its liquidity helping it to better respond to the current adverse economic scenario in Brazil and to expand its business.

A significant portion of the Company’s revenue is derived from municipalities whose financial health have been negatively impacted by very weak economic performance in 2016, with Brazilian GDP contracting by 3.6%, after a contraction of 3.8% in 2015. As the outlook for the economy evolves, so does the Company’s ability to collect on time payments from municipalities.

The Company’s customer base includes a mix of customers operating in both the private and public sectors. Although the Company has a diversified base across our four business segments, our top ten customers accounted for 68.8% of our total net revenues as of June 30, 2018 (74.0% as of December 31, 2017).

In addition, the Company relies significantly on certain municipal customers in the Collection & Cleaning segment as a source of revenues, including the municipalities of São Paulo and Curitiba. Together, the contracts with those two municipalities represented 40.5% of total net revenues from services as of June 30, 2018 (41.7% as of December 31, 2017).

The contract with the municipality of São Paulo for urban cleaning and street sweeping services, which the Company services through its joint operation Soma, represented approximately 29.1% of our revenues in 2017. This contract expired in November of 2017, and we provided urban cleaning services to the city of São Paulo pursuant to a temporary contract entered into on December 15, 2017, which expired in June 2018.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

1. Operations (Continued)

On June 12, 2018 the Company further extended the temporary contract until the end of 2018, subject to earlier termination by the municipality. However, the extended temporary contract introduces certain significant changes to the contractual arrangement. Most significantly, under the extended temporary contract, the city of Sao Paulo is divided into six separate parcels for urban cleaning, whereas under the previous contract the city was divided into two parcels only. The Company, through Soma, were awarded only two parcels under the extended temporary contract, which reflects a significant decrease of its service area, since the Company previously serviced one of the only two parcels. In addition, the extended temporary contract contemplates a 7% price reduction. As a result of these changes, the Company’s monthly revenues from the Soma contract decreased by 37.7%.

The contract with the municipality of Curitiba for collections, urban cleaning and street cleaning represented approximately 11.6% as of June 30, 2018 (12.5% of the Company’s revenues in 2017). The Company is currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in October 2018 or sooner at the discretion of the municipality.

The Company is currently working to renew or extend, partially or integrally, these two contracts as they get close to their expiration dates.

Considering the significance of these two contracts in terms of revenues, it can be expected that our revenues would materially decrease in the event that one or both of these contracts is partially or fully lost, in which case, the Company would likely be required to significantly reallocate resources, including the potential early termination of employees currently servicing these contracts and/or closure of certain facilities and projects solely related to our current operations in these municipalities, all of which could have the effect of increasing costs in the short-term.

Additionally, management prepared a monthly cash flow forecast for 2018, projecting a positive cash balance for every month of the year. Investment and growth assumptions were used in accordance with the annual budget approved by the Company's Board of Directors, macroeconomic indicators in the Focus report of the Central Bank of Brazil, the historical cash collection ratio, rollover of principal and interest of installments of debentures up to the conclusion of the renegotiation process and working capital funding. The assumptions used to prepare said monthly cash flow were consistent with the ones used in the impairment test of long lived assets as of December 31, 2017.

Management believes that the actual forecasts demonstrates that the Company will continue as a going concern.

1.3.	Divestments

Agency agreement for the sale of CGR Doña Juana S.A ESP. (“Doña Juana”)

On January 9, 2016, Estre Brazil entered into an agency agreement with USA Global MKT, or USA Global, for the sale of Estre Brazil’s 51% interest in CGR Doña Juana S.A ESP, or Doña Juana, based in Colombia. Pursuant to the terms of the agreement, USA Global, Estre Brazil’s partner and co-investor in Doña Juana, agreed to seek a compatible buyer for Estre Brazil’s interest in Doña Juana and, in the meantime, advanced payments to Estre Brazil for the sale. The initial term of this agency agreement was 18 months, subsequently extended for a further 12 months, during which time Estre Brazil received 75.0% of the purchase price for Doña Juana of R$5,856 from USA Global in four installments over the course of 2016. Another 2 payments were received in 2017.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

1. Operations (Continued)

	Amount in US$	Amount in R$
Payment received on March 10, 2016 (Rate of 3.2591)	541	1,761
Payment received on June 17, 2016 (Rate of 3.2591)	370	1,204
Payment received on November 11, 2016 (Rate of 3.2591)	320	1,043
Payment received on December 12, 2016 (Rate of 3.2591)	567	1,848
Payment received on July 19, 2017 (Rate of 3.1533)	98	310
Payment received on July 20, 2017 (Rate of 3.1402)	13	41
Total received by the Company through final settlement of accounts	1,909	6,207

Upon signing the agency agreement Estre Brazil classified the investment in Doña Juana as an asset held for sale, pursuant to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”) at its carrying amount which was lower than its fair value. After the investment in Doña Juana was classified as held for sale, Estre Brazil ceased to apply the equity method in accordance with IAS 28.

In February 2018, Estre Brazil signed an amendment to the agency agreement postponing some of USA Global’s obligations, such as (i) extending the date that the final installment would be paid to May, 26, 2018, noting that such payment remains outstanding and (ii) extending the contract term from 12 to 14 months. In September 2018, we re-amended the agency agreement postponing the contract term to December, 2018. Estre Brazil will transfer all financial rights on its shares in Doña Juana to USA Global when the remaining balance is received.

1.4. Allegations and Investigations Regarding the Company’s Supply Relationships

a)	Operation “Lava-Jato” and its impacts on the Company and its investees

In 2014, the Brazilian Federal Police (“PF”) began an investigation intended to check for irregularities perpetrated by criminal organizations in several Brazilian states, involving Petrobras and its subsidiaries. In connection with the investigations conducted by the Federal Public Prosecutor (“MPF”), Mr. Paulo Roberto Costa, former director of Petrobras, signed a leniency agreement, partly citing the Company in depositions on September 5, 2014, but made public by the MPF on March 6, 2015. Estre Brazil was also partly cited in the leniency program of Mr. Sergio Machado, former CEO of Transpetro, made public in June 2016.

Company management stated that it is not aware of the affirmations mentioned in the deposition and that the Company does not admit any illegal acts, in accordance with the commitment made in its Code of Ethics and Anti-Corruption Policy. As a commitment to transparency and ethical conduct, the Company and its management members made every effort to (i) obtain greater knowledge of the facts through the involvement of the Company's internal legal department, the Compliance area and the hiring of independent investigation experts; (ii) continue to improve the Company's governance, internal controls and integrity program; (iii) continue to monitor the matter in 2018.

In connection with the abovementioned investigation undertaken for Operation “Lava-Jato”, the Company’s management, with the approval of the Board of Directors, in view of an inconclusive report presented in 2016, engaged new independent experts to further analyze the findings presented in the 2016 report, widening the scope of work to 56 suppliers and extending the period under investigation from 2010 through 2016, with the following main objectives:

•	Suppliers - assessment of agreements, payments and evidence of services (services provided to the Company and its investees) and goods purchased from the main suppliers and service providers;
•	Integrity due diligence - 56 suppliers and current and past management members relating to the period under analysis; and

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

1. Operations (Continued)

•	Analysis of emails - of the current main Executive Officers and of those who worked for the Company during the scope period.

Additionally, the Company's Management, with the Board of Directors' approval, engaged experts to conduct an investigation of bidding processes won by the Company with Petrobras, which was concluded in January 2018. As a result of the findings presented in the independent experts' report, despite the lack of conclusive evidence of illegal payments recorded until December 31, 2017, related to allegations made in Operation “Lava-Jato”, the Company's management made an accounting adjustment at December 31, 2017 and affected previous years resulting in the write-off of property, plant and equipment items totaling R$53,407, related to payments for which there is lack of sufficient evidence that goods and services were actually provided.

b)	Operation Descarte - Special Committee Internal Evaluation

On December 15, 2017, the Company’s indirect subsidiary, Cavo Serviços e Saneamento S.A. (“Cavo”) received an official tax infringement notice for R$90,634 challenging the deductibility of payments made to a number of specific suppliers in 2012, for which there is lack of sufficient evidence that goods and services were actually provided.

On December 22 and 27, 2017, Estre Brazil received two official tax infringement notices in the aggregate amount of R$121,778 challenging the deductibility of payments made to a number of specific suppliers from 2012 to 2015, for which there is lack of sufficient evidence that goods and services were actually provided.

Estre Brazil is challenging such assessment, and presented its defense on January 23, 2018. Following the receipt of these tax infringement notices above, Estre Brazil, following the directions of its General Counsel, engaged an independent forensic services firm to investigate the relationship of Cavo’s subsidiary SPE Soma Soluções em Meio Ambiente Ltda. (“Soma”) with certain suppliers. This internal investigation was only in its preliminary stages when, on March 1, 2018, the Brazilian Federal Police executed search warrants at the corporate offices of Estre Brazil and Soma.

As a result of the events of March 1, 2018, Estre Brazil significantly broadened the scope of the internal investigation process at the direction of a newly constituted Special Committee comprised of independent members of the Company’s Board of Directors. The internal investigation was conducted by external legal counsels specialized in forensic investigations with the support of other forensic service providers.

The internal investigation procedures involved analysis and review of relevant documentation and materials from past and present employees, interviews with persons of interest and a forensic analysis of financial transactions.

As a result of the investigation, Estre Brazil concluded that there were payments made to certain suppliers, particularly through Soma, for which there was insufficient evidence that goods and services were actually provided. Consequently, the Company recorded a loss of R$29,231 in the statement of profit or loss for six months ended June 30, 2017, being R$577 in depreciation costs, R$14,300 in general and administrative expenses, R$6,226 in other operating (expenses) income, net, and R$8,128 in finance expenses.

Through the efforts made by the Company up to the date of issuing these interim financial statements, Management believes that all significant issues identified in the independent forensic experts' report have been adjusted and that there is no risk of additional charges being recorded in relation to the matter. However, despite the significant progress in terms of internal controls, the Company believes that there are still improvement opportunities to be achieved during 2018, as well as specific insights regarding inconsistencies documented in the forensics experts' report prior to 2017.

Furthermore, the Operation Descarte effort of the Brazilian Federal Police was within the ambit of the broader Lava Jato task force, with the stated objective of dismantling a criminal money-laundering network.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

1. Operations (Continued)

We cannot predict whether these investigations will move forward and, if so, the duration, scope or ultimate outcome of these investigations. In the event we are charged with any violations on the basis of the investigations, these charges may seek to impose various sanctions, including monetary fines and potential ineligibility from contracting with state-owned or government entities, which could have a material adverse effect on the Company.

c)	Internal Controls

Management and the Board of Directors do not tolerate any unlawful acts, therefore, the Company has been developing and implementing a number of measures to improve governance, internal controls and risk management, as follows:

•	hiring of a new, seasoned Chief Financial Officer at the end of 2017 who will further strengthen the tone at the top that overriding of internal controls will not be tolerated;
•	the replacement of the senior management team at Soma;
•	the establishment of an almost entirely independent board of directors consisting of leading executives and other professionals that are experts in their respective fields as well as the establishment of an independent audit committee and corporate governance committee with expanded oversight functions;
•	appointment of an independent chairman of our board of directors with significant industry experience bringing international best practices to our business and, in so doing, effectively ushering in an era of enhanced corporate governance standards by replacing Mr. Wilson Quintella Filho as chairman of the board of directors;
•	making certain adjustments to our compliance infrastructure to strengthen the independence of our compliance function and eliminate opportunities to override controls across our organization, including at Soma and all our subsidiaries and joint ventures;
•	making certain adjustments to our internal audit team, including an increase in the number of employees in the team to strengthen the Company’s ability to continuously evaluate its internal procedures and identify any weaknesses or misconduct in its early stages;
•	implementation of a new policy on related party transactions that will better enable us to trace and identify related party transactions in a more systematic way;
•	enhancing policies and procedures to verify that our comprehensive compliance policies and procedures are fully implemented at all of our subsidiaries and joint ventures;
•	further upgrading our ERP business process management software, which we first implemented in 2016, in order to better manage our business and automate many back office functions with the goal of improving our internal controls over financial reporting and streamlining monthly, quarterly and year-end closings. The full system migration is expected to be completed by the end of 2018;
•	enhancing and continuing to improve the vendor master data, due diligence, know your client procedures, procurement and payment procedures and associated controls;
•	implementing a workflow tool, under the direction of our new CFO, allowing the controlled exchange of information to facilitate timely and effective communication amongst the legal, financial and accounting departments and prompt registration of all transactions; and
•	making certain adjustments to improve the security in some of our IT procedures such as the periodic review of login profiles and their access to certain information on the system and the closer management of users with privileged profiles.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

1. Operations (Continued)

1.5. Restatement of prior years’ financial statements

(a)	Operation Descarte – Payments to suppliers

As a result of the investigations in relation to Operation Descarte, described above, the previously reported consolidated financial statements for the period ended June 30, 2017 is restated to reflect the effects of the results of the investigation as follows:

(i)	Corresponding adjustment to reverse amortization expenses on capitalized expenses above;
(ii)	Income tax payable resulting from the recalculation of income tax returns adjusted for expenses that were deducted and for which there is insufficient evidence that services were actually provided for fiscal years 2013 through 2017;

The effects of the above adjustments in the consolidated statement of profit or loss for the period are shown below. These adjustments had no impact on the statement of cash flows and OCI.

Adjusted consolidated statement of profit or loss

		June 30, 2017
Profit for the period, as previously reported		134,540
a) Operation Descarte - Payments to Suppliers
i.	Corresponding adjustment to amortization expenses on written-off property, plant and equipment above	(577)
ii.	Tax impacts identified during the investigation	(28,654)
	General and administrative expenses	(14,300)
	Other operating expenses, net	(6,226)
	Finance expenses	(8,128)
Net effects arising from the restatement of previously disclosed balances		(29,231)
Adjusted profit for the period		105,309

2. Presentation of financial statements and significant accounting practices adopted

2.1. Basis of preparation and presentation of financial statements

The interim condensed consolidated financial statements for the six-month periods ended June 30, 2018 and 2017, have been prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2017.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017, except for the new standards effective as of January 1, 2018, which have the impacts on the interim condensed consolidated financial statements described below:

a)	IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued IFRS 9, that replaced IAS 39 - Financial Instruments. IFRS 9 brings together all three aspects of the accounting financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 was effective for annual periods beginning on or after January 1, 2018.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

Except for hedge accounting, retrospective application is required, but providing comparative information is not mandatory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company adopted the new standard on January 1, 2018 and will not restate comparative information. During 2017, the Company performed an assessment of the potential impacts of the application of IFRS 9 in its consolidated financial statements.

The Company did not identify significant impacts on its statement of financial position or equity on applying the classification and measurement requirements of IFRS 9. The evaluations were carried out using the criterion of payments solely of principal and interest (SPPI test) and verification of the business model adopted by the Company to manage its financial assets.

The Company will continue measuring at fair value all financial assets currently held at fair value. Trade accounts receivable are held to collect the contractual cash flows representing solely payments of principal and interest. The Company analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification of these instruments is not required.

Impairment

IFRS 9 requires the Company to record expected credit losses on all its financial assets measured at amortized cost and at fair value through other comprehensive income, on either a 12-month or lifetime basis, when applicable.

The Company performed an assessment by segregating its financial assets based on their risk characteristics and counterpart, as follows: i) accounts receivable from private customers and ii) accounts receivable from public customers.

The Company applied the simplified approach and recorded lifetime expected losses on all its accounts receivable from customers. The Company carried out a historical study of the behavior of the portfolio, creating a risk matrix by age range. As a result, a R$3,492 million decrease in the allowance for doubtful accounts was recorded as of January 1, 2018, with the main factor being the new definition of the default term of the public sector.

b)	IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016. IFRS 15 establishes a five-step model to account for revenues arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to receive in exchange for the transfer of goods or services to a customer.

The new revenue standard replaced all current revenue recognition requirements under IFRS. Either a full retrospective or a modified retrospective initial application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The Company adopted the new standard on January 1, 2018, however, the Company did not restate prior periods as the effects were immaterial. As a result, the Company did not apply the requirements of IFRS 15 to the comparative period presented.

b.1 Revenue From Services

The Company provides environmental services related to the collection, management, treatment and final disposal of waste. Services are rendered to public and private sector clients through identified and separate contracts with customers and consider performance obligations separately for each type of service rendered.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

For service contracts, the Company identified the following impacts:

(i)	Variable consideration – volume discount

Based on the assessment made on customer contracts containing discount clauses and, from analysis carried out, no impacts were identified.

(ii)	Variable consideration – significant financial component

Receivables from public sector customers

Generally, public sector customers pay after the due date, and in some cases, payments may be as late as a year or more.

In accordance with IFRS 15, the Company is required to determine whether there is a significant financing component in its contracts. According to paragraph 60 of this standard, in determining the transaction price an entity shall adjust the amount of the consideration promised for the effects of the time value of money when a significant financing component is present. A significant financing component may exist independently if the promise of financing is expressly stated in the contract or implied in the terms of payment agreed by the parties to the contract. The Company should analyze if the payment period agreed by the parties to the contract (expressly or implicitly) provides the client or the entity with a significant financial benefit from the transfer of goods or services to the customer.

Based on the above, the Company performed an analysis to identify the existence of a significant financial component for public sector clients, since the average term of effective receipt for this client portfolio is approximately six months. The Company considered the average rate of 8.50% p.a. for the discount rate of 2018 (8.40% at December 31, 2017), which represents the discount rate usually applied by the Company to calculate the present value of its non-current assets and liabilities. When the Company adopted IFRS 15, the adjustments reduced equity by R$503.

Advances received from customers

For some contracts entered into with customers, the Company receives advances before the service is rendered. According to the current accounting policy, the amounts related to these advances are presented in the customer advances line item in current liabilities. These balances recorded in revenue, when the services are rendered, over an average period of four months.

In accordance with IFRS 15, the Company analyzed whether there is a significant financing component in its contracts, and decided to use the practical expedient provided for in IFRS 15 paragraph 63 and will not adjust the amount promised for the effects of significant financing components in the contracts.

Reversal of revenue

The Company’s current policy is to recognize revenue as services are rendered. The period of measurement of these services is 30 days and the measurement is sent to customers for approval. Customers are billed after measurements are approved by customers. For services rendered that customers have not yet approved at the end of the period, revenue is recognized based on estimates or work performed (billing services). The proportion of the balance of unbilled revenues at the balance sheet date that was billed after 60 days was 1.47% at June 30, 2018 (1.37% at December 31, 2017).

Reversal of revenue

Under IFRS 15, the amount of the consideration may vary due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. The Company estimated that the effects of discounts and rebates amounted to R$1,948 at January 1, 2018, and made a corresponding adjustment to profit and loss.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

b.2 Revenue from the sale of products

Revenue from the sale of products refers to the sale of scrap, fuel gas, carbon credit, electric power. For the sale of products, revenue is recognized when the performance obligations is satisfied at the time the control of the product sold is transferred to the customer, usually at the time of receipt and acceptance. The Group did not chance its revenue recognition policy in relation to the sales of products upon adoption of IFRS 15.

In summary, the impact of the adoption of IFRS 15 was as follows:

Assets
Public sector customers	(503)
Reversal of revenues	(1,948)
Deferred income tax and social contribution -34%	191
Net impact on shareholders' equity	(2,260)

3. Capital and financial risk management

3.1. Capital management

The Company’s main objectives when managing capital are to safeguard its ability to continue as a going concern, to provide returns to shareholders, and maximize the shareholder value, provide better cash management to ensure availability of credit lines in order to maintain liquidity and obtain funds at the lowest cost possible.

The Company manages its capital structure based on the financial leverage ratio, defined as net debt divided by total equity, and adjustments are made considering the changes in economic conditions. Net debt is defined as loans, financing, and debentures, less cash and cash equivalents and marketable securities. Total capital is defined as equity plus net debt.

There were no changes in the objectives, policies or processes for managing capital during the six months ended June 30, 2018.

	June 30, 2018	December 31, 2017
Loans and financing (Note 12)	560,692	385,514
Debentures (Note 13)	942,088	1,068,979
(-) Cash and cash equivalents (Note 4)	(27,588)	(84,687)
(-) Marketable securities	(42)	(42)
Net debt	1,475,150	1,369,764
Capital deficiency	(569,418)	(455,904)
Equity and net debt	905,732	913,860
Financial leverage ratio - %	163%	150%

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

4. Cash and cash equivalents

Cash and cash equivalents is a follows:

	June 30, 2018	December 31, 2017
Cash	170	170
Bank account	4,794	44,123
Bank Deposit Certificates(a)	22,624	40,394
Total	27,588	84,687
(a)	Refers to highly-liquid Bank Deposit Certificates (CDBs) under repurchase agreements with returns substantially tied to a range of 75.0% and 80.0% (90.0% and 102.0% as of December 31, 2017) of the Brazilian Interbank Deposit Certificate (CDI) rate.

5. Trade accounts receivable

	June 30, 2018	December 31, 2017
Trade accounts receivable – billed	856,094	797,878
Trade accounts receivable – pending billing	140,206	168,949
	996,300	966,827
Carbon credits(a)	5,072	2,998
	1,001,372	969,825

( - ) Adjustment to present value(b)	(40,850)	(34,472)
( - ) Allowance for doubtful accounts(c)	(161,255)	(157,247)
Total	799,267	778,106
Current	640,683	669,237
Non-current	158,584	108,869
(a)	Refers to the Clean Development Mechanism (MDL), whereby the biogas generated in a landfill, is burnt and entitles the Company with carbon credits. The Company entered into an agreement on June 17, 2015 with the Nordic Environment Finance Corporation.
(b)	The adjustment of long-term receivables to present value was calculated using a discount rate of 8.50% p.a. at June 30, 2018 (8.40% p.a. at December 31, 2017).
(c)	The Company applied the simplified approach and record lifetime expected losses on all its accounts receivable from customers. The Company carried out a historical study of the behavior of the portfolio, creating a risk matrix by age range.

The aging of trade accounts receivable is as follows:

	June 30, 2018	December 31, 2017
Unbilled	140,206	168,949
Falling due	435,850	386,030
Overdue up to 30 days	63,916	56,067
Overdue from 31 to 60 days	24,006	26,403
Overdue from 61 to 90 days	31,963	30,232
Overdue from 91 to 180 days	65,032	65,569
Overdue from 181 to 360 days	38,235	79,328
Overdue for more than 361 days	202,164	157,247
Total	1,001,372	969,825

The Company adopted IFRS 9 for the period beginning on January 1, 2018, and the impacts are disclosed on the Note 2.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

5. Trade accounts receivable (Continued)

Changes in allowance for doubtful accounts are as follows:

	Six months ended June 30,
	2018	2017
Opening balance - December 31	(157,247)	(155,341)
Additional allowance	(7,544)	(112,464)
Reversal of allowance	44	121,217
Change in accounting practice	3,492	—
Closing balance - June 30	(161,255)	(146,588)

6. Taxes recoverable

	June 30, 2018	December 31, 2017
Corporate income tax (IRPJ)	67,963	56,342
Social contribution tax on net profit (CSLL)	17,716	16,743
Social security contribution tax (INSS)	19,759	19,669
Integration program (PIS) / Social security financing (COFINS)/Social contribution tax	8,405	9,259
Withholding income tax (IRRF)	5,099	16,946
Advances for Tax Amnesty Programs	16,225	16,225
PIS/COFINS recoverable on acquisition of assets	12,089	13,099
Other	7,159	5,728
Total	154,415	154,011
Current	106,282	101,870
Non-current	48,133	52,141

For further information on the type and nature of the taxes that the Company is subject to, please see Note 14.

7. Related parties

a) Accounts receivable and payable

In the ordinary course of business the Company receives or loans cash to its associates as part of its cash management.

At June 30, 2018 and December 31, 2017, intercompany loan balances were as follows:

	June 30, 2018	December 31, 2017
Assets
Attend Ambiental	12,253	10,960
Subsidiaries - Other	3,569	3,558
Total	15,822	14,518

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

7. Related parties (Continued)

	June 30, 2018	December 31, 2017
Liabilities
Hulshof Participações Ltda(a)	20,797	37,349
Wilson Quintella Filho(a)	8,913	7,220
Angra Infra FIP(b)	40,266	37,884
Other	41	335
Total	70,017	82,788
(a)	On December 20, 2017, the Company signed a non-compete agreement and other covenants, with Hulshof Participações (“Hulsholf”) and Wilson Quintella Filho (“Wilson”). In such agreement, the Company agreed to pay Hulshof a fee amounting to US$ 6,500 in connection with the services provided to assist in the identification, structuring and implementation of the Transaction and IPO of the Company. Such amount was paid in 2018. The agreement also establishes a non-compete fee to be paid to Wilson and Hulshof of US$ 8,500 thousand (US$ 5,950 thousand Hulshof and US$ 2,550 thousand Wilson). The non-compete fee will be paid in 24 monthly instalments.
(b)	Refers to the put option exercised by Angra Infra FIP. Refer to Note 17.6.

b) Other related-party transactions

The Company conducts transactions under specific conditions and terms with related parties, as agreed between the parties, based on the type of operation. Thus, revenue and expenses from such transactions could be different from those conducted with third parties.

Revenues and accounts receivable from related parties for waste management services provided, included under Revenue from services and Accounts receivable, respectively, are as follows:

	Revenues		Trade accounts receivable
	Six months ended June 30,		June 30,	December 31,
	2018	2017	2018	2017
Logistica Ambiental de Sao Paulo - Loga	—	175	1,080	1,143
Attend Ambiental	17	9	19	12
Other	—	18	137	34
Total	17	202	1,236	1,189

Costs with and accounts payable to related parties for waste management services provided, included under Cost of services and Trade accounts payable, respectively, are as follows:

	Cost		Trade accounts payable
	Six months ended June 30,		June 30,	December 31,
	2017	2018	2018	2017
Terrestre Ambiental Ltda.	—	13	4	8
Logística Ambiental de São Paulo - Loga.	—	—	34	34
Attend Ambiental	162	1,771	860	2,045
Total	162	1,784	898	2,087

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

7. Related parties (Continued)

c) Interest expense on loans and debentures

As mentioned in Note 13, the Company has debentures issued held by its shareholder BTG Pactual.

	Financial expenses		Debentures
	Six months ended June 30,		June 30, 2018	December 31, 2017
	2018	2017
Debentures	(15,197)	(65,114)	265,195	419,236
Private Debt Acknowledgment Instrument	(17,324)	—	544,121	357,789

d) Key management personnel compensation

Key management personnel compensation of the Company is as follows:

	Six months ended June 30,
	2018	2017
Salaries and social security charges	5,697	3,754
Bonuses and social security charges	—	6,218
Total compensation	5,697	9,972

The compensation of key management personnel of the Company and its subsidiaries includes salaries and bonuses, vacation benefits and 13th month’s salary payment, social security contribution tax (INSS), unemployment compensation fund (FGTS) and variable compensation program.

The Company does not offer any additional post-employment benefits to its employees, and does not offer other additional benefits.

Balances payable to the Company's key management personnel are recorded in Labor payable.

e) Guarantees to related parties

As of June 30, 2018, the Company is guarantor of some related parties, as follows:

•	The Company is a full, unconditional guarantor under 16 bank surety bonds obtained by Estaleiro Rio Tietê Ltda. from Banco ABC Brasil S.A., in a total amount of approximately R$19.7 million, in connection with our commitment to construct 16 river barges. These guarantees were set to expire on September 24, 2018, but are expected to be renewed on a semi-annual basis so long as the river barges are being constructed.
•	The Company is a full, unconditional guarantor under US$14.2 million indenture issued by Attend and purchased by CIFI. As of June 30, 2018, the total amount outstanding under this loan was R$40.8 million. This guarantee is set to expire on July 15, 2024.
•	The Company is an unconditional guarantor of up to 37.65% of the outstanding amount under a series of debentures issued by Loga. As of June 30, 2018, the total amount outstanding under these debentures was R$43.4 million. This guarantee is set to expire on May 15, 2020.

The risk of any future cash disbursement is remote.

8. Business combination

The Company holds an ownership interest of 50% in CGR Catanduva – Centro de Gerenciamento de Resíduos Ltda. (“Catanduva”), through its subsidiary Geo Vision Soluções Ambientais e Energia S.A. (“Geovision”), which, prior to obtaining control as described below, was accounted for under the equity method.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

8. Business combination (Continued)

On January 2, 2017, the shareholders of Catanduva agreed to amend its articles of incorporation, as follows:

a)	Dissolution of the Board of Directors, which will be replaced by a CEO, a financial manager, a commercial manager and an operational manager; and
b)	The CEO will be appointed by Geovision.

These amendments were effective on May 31, 2017. As a result of the amendments, the Company obtained control of Catanduva, through the ability to direct its relevant activities and affect its returns. Upon obtaining control the Company applied IFRS 3 – Business Combinations.

The Company has elected to measure the non-controlling interests in the acquiree at the proportionate share of the fair value of net identifiable assets acquired.

Fair value of assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of Catanduva as of May 31, 2017 were as follows:

Fair value
ASSETS

Cash and cash equivalents	1,513
Accounts receivable	2,280
Taxes recoverable	3,025
Other credits	22
Property, plant and equipment	14,125
Intangible assets - customer relationship	2,195
Total assets	23,160

LIABILITIES

Trade payables	(296)
Loans and financing	(544)
Tax installments	(5,900)
Taxes payables	(1,858)
Other liabilities	(1,373)
Deferred taxes liability	(746)
Total liabilities	(10,717)

Total identifiable net assets at fair value	12,443

Non-controlling interests at the proportionate share of the value of net identifiable assets acquired (50% of net assets)	(6,221)

The Company did not incur any significant acquisition related costs.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

9. Investments and assets and liabilities held for sale

9.1. Investments

Investments are classified as follows:

	June 30, 2018	December 31, 2017
Investments	9,240	7,206

Total investments	9,240	7,206

Presented in discontinued operations (Note 9.2)	(28,523)	(23,787)
Investments, net	(19,283)	(16,581)

9.2. Assets and liabilities held for sale

Discontinued operations are comprised by:

	June 30, 2018	December 31, 2017
a) Statement of profit and loss
Doña Juana (9.2.1)	(5,109)	687

Total	(5,109)	687

b) Assets
Leccaros (9.2.2)	—	6,580

c) Liabilities
Doña Juana (9.2.1)	28,523	23,787

9.2.1. Doña Juana

At December 31, 2017, the Company classified Doña Juana as an asset held for sale in accordance with IFRS 5. After the investment in Doña Juana was classified as held for sale, the Company accounts for such investment under the equity method in accordance with IAS 28. When the Company received the first payment from USA Global for Doña Juana acquisition, the composition of Doña Juana’s management completely changed, and then the Company ceased to control of this entity.

For the periods ended on June 30, 2018 and 2017, Doña Juana’s statement of profit and loss was as follows:

	June 30,
	2018	2017
Revenues from services rendered	28,586	35,810
Cost of services	(24,292)	(25,556)
Gross profit	4,294	10,254

General and administrative expenses	(5,978)	(2,971)
Other operating income (expenses)	(5,805)	(968)
Finance income (costs)	(2,070)	(2,564)
Current and deferred income and social contribution taxes	(458)	41
(Loss) profit for the period	(10,017)	3,792

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

9. Investments and assets and liabilities held for sale (Continued)

Main classes of assets and liabilities of Doña Juana classified as held for sale at June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	2,705	3,092
Trade accounts receivable	10,891	7,581
Taxes recoverable	297	436
Advances to suppliers	2,038	4,305
Other current assets	3,179	2,818
Total current assets	19,110	18,232

Non-current assets
Property, plant and equipment	654	8,862
Intangible assets	9,386	6,821
Other non-current assets	13,695	49
Total non-current assets	23,735	15,732
Total assets	42,845	33,964
	June 30, 2018	December 31, 2017
Liabilities
Current liabilities
Loans and financing	34,675	29,714
Trade accounts payable	24,064	21,481
Labor payable	1,423	863
Tax liabilities	8,022	6,010
Other current liabilities	18,416	10,367
Total current liabilities	86,600	68,435

Capital	6,858	6,858
Other comprehensive income	458	(275)
Accumulated losses	(51,071)	(41,054)
Total equity (capital deficiency)	(43,755)	(34,471)
Total liabilities and equity	42,845	33,964

Net cash flows incurred by Doña Juana are as follows:

	Six months period ended June 30,
	2018	2017
Operating activities	11,746	16,081
Investing activities	(15,058)	(6,677)
Financing activities	2,925	(5,457)
Net cash generated/(used)	(387)	3,947

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

9. Investments and assets and liabilities held for sale (Continued)

a) The breakdown of the investment in Doña Juana is as follows:

	Six months period ended June 30,
	2018	2017
Doña Juana’s equity	(43,755)	(32,222)

Investment - Estre Ambiental - 51% (interest)	(22,316)	(16,433)
Advances received	(6,207)	(5,856)
Total	(28,523)	(22,289)

9.2.2 Disposal of interest in Leccaros Participações S.A.

On April 23, 2018, the Company completed the sale of its 50% interest in Leccaros Participações S.A. (“Leccaros”), for a total selling price of R$22,067, of which R$10,000 in cash was received upon closing the transaction and R$12,067 will be received in 12 equal monthly instalments. Leccaros owned a single asset represented by a land located in São Paulo state and did not have any operations. The net assets of Leccaros as of December 31, 2017, amounted to R$6,580 (R$3,283 attributable to equity holders of the parent) which was classified as an asset held for sale. The transaction resulted in a gain on sale of R$37,567 (gain of R$18,784 attributable to equity holders of the parent).

10. Property, plant and equipment

	Weighted average rate p.a. %	Costs	Accumulated depreciation	June 30, 2018	December 31, 2017
Landfills - land and implementation of cells(a)	6.90%	625,106	(335,210)	289,896	282,655
Buildings and facilities	5.26%	188,079	(67,544)	120,535	123,514
Biogas burning facilities	5.00%	9,212	(2,765)	6,447	6,682
Operating equipment	9.01%	225,965	(115,669)	110,296	117,171
Furniture and fixtures	10.20%	9,526	(6,175)	3,351	3,629
Computers and peripherals	16.95%	11,708	(9,274)	2,434	2,647
Vehicles	16.16%	305,537	(249,135)	56,402	69,718
Aircraft	—	—	—	—	9,191
UVR - Waste recovery unit	7.52%	60,963	(25,232)	35,731	38,033
Other property, plant and equipment	14.93%	485	(422)	63	89
Advances to suppliers	—	—	—	—	4,743
Construction in progress(b)	—	39,068	—	39,068	31,379
Total		1,475,649	(811,426)	664,223	689,451
(a)	Land intended for landfills and respective buildings are subject to depletion and depreciation calculated based on the usage volume of the landfill. In 2018, depletion and depreciation weighted average rates were 6.90% p.a. (8.00% p.a. as of December 31, 2017).
(b)	Construction in progress refers to the acquisition of the Waste Sorting Machine (Tyrannosaurus) of R$16,662 (R$12,804 at December 31, 2017) and acquisition of Turbines and Energy Generators for R$15,318 (R$13,044 at December 31, 2017).

Guarantee

Financing of property, plant and equipment of subsidiaries are secured by Estre Brazil's guarantee. Project financing is subject to additional bank guarantee and financing of machinery and equipment items are guaranteed by lien on assets and finance leases.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

10. Property, plant and equipment (Continued)

Useful lives of property, plant and equipment

The Company reviews the estimated useful lives of property, plant and equipment items at the end of each reporting period, based on the estimated useful lives of the assets reviewed, according to internally prepared technical appraisal reports. No changes on the useful lives were identified for the period of six months ended June 30, 2018.

Finance lease agreements

The net carrying amount of property, plant and equipment under finance lease agreements at June 30, 2018 was R$15,874 (R$17,280 at December 31, 2017).

Impairment test

Management annually reviews the net carrying amount of assets in order to assess events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment. When such evidence is identified and carrying amount exceeds recoverable amount, a provision for impairment is recorded to adjust the carrying amount to the recoverable amount. No additional impairment indicators were identified for the period of six months ended June 30, 2018.

Changes in property, plant and equipment for the six months ended on June 30, 2018 and June 30, 2017 were as follows:

	December 31, 2017	Additions	Write-offs	Transfers	June 30, 2018
Costs
Landfills (land and implementation of cells)	599,985	24,257	(6)	870	625,106
Buildings	186,661	1,419	(1)	—	188,079
Biogas burning facilities	9,212	—	—	—	9,212
Operating equipment	221,726	4,506	(267)	—	225,965
Furniture and fixtures	9,438	220	(132)	—	9,526
Computers and peripherals	11,367	401	(60)	—	11,708
Vehicles	309,513	1,290	(5,266)	—	305,537
Aircraft	16,791	—	(16,791)	—	—
UVR - Waste recovery unit	60,963	—	—	—	60,963
Other property, plant and equipment	485	—	—	—	485
Advances to suppliers	4,743	3,469	(8,212)	—	—
Construction in progress	31,379	9,696	(1,137)	(870)	39,068
Total costs	1,462,263	45,258	(31,872)	—	1,475,649

Depreciation
Landfills (land and implementation of cells)	(317,330)	(17,880)	—	—	(335,210)
Buildings	(63,147)	(4,398)	1	—	(67,544)
Biogas burning facilities	(2,530)	(235)	—	—	(2,765)
Operating equipment	(104,555)	(11,220)	106	—	(115,669)
Furniture and fixtures	(5,809)	(390)	24	—	(6,175)
Computers and peripherals	(8,720)	(597)	43	—	(9,274)
Vehicles	(239,795)	(13,543)	4,203	—	(249,135)
Aircraft	(7,600)	(529)	8,129	—	—
UVR - Waste recovery unit	(22,930)	(2,302)	—	—	(25,232)
Other property, plant and equipment	(396)	(26)	—	—	(422)
Total depreciation	(772,812)	(51,120)	12,506	—	(811,426)
Total property, plant and equipment, net	689,451	(5,862)	(19,366)	—	664,223

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

10. Property, plant and equipment (Continued)

	December 31, 2016	Additions	Disposals	Transfers	June 30, 2017
Costs
Landfills (land and implementation of cells)	592,092	39,373	—	526	631,991
Buildings	180,179	707	(63)	—	180,823
Biogas burning facilities	9,255	—	—	131	9,386
Operating equipment	191,545	3,027	(3,051)	—	191,521
Vehicles	300,422	1,114	(908)	—	300,628
UVR - Waste recovery unit	60,700	143	—	47	60,890
Other property, plant and equipment	36,704	244	(388)	591	37,151
Advances to suppliers and construction in progress	18,616	5,160	—	(1,295)	22,481
Total costs	1,389,513	49,768	(4,410)	—	1,434,871

Depreciation
Landfills (land and implementation of cells)	(308,520)	(19,961)	—	—	(328,481)
Buildings	(52,871)	(5,005)	39	—	(57,837)
Biogas burning facilities	(2,070)	(235)	1	—	(2,304)
Operating equipment	(82,648)	(11,777)	1,265	—	(93,160)
Vehicles	(211,527)	(15,282)	828	—	(225,981)
UVR - Waste recovery unit	(18,325)	(2,298)	—	—	(20,623)
Other property, plant and equipment	(19,099)	(1,948)	294	—	(20,753)
Total depreciation	(695,060)	(56,506)	2,427	—	(749,139)
Total property, plant and equipment, net	694,453	(6,738)	(1,983)	—	684,732

11. Intangible assets

At June 30, 2018 and December 31, 2017, the breakdown of intangible assets is as follows:

	Useful life (average in months)	Cost	Accumulated Amortization	Net
				June 30, 2018	December 31, 2017
Software	60	50,217	(24,541)	25,676	28,232
Other intangible assets		44,688	(10,649)	34,039	38,050
Customer relationship(a)	36	132,886	(104,620)	28,266	30,808
Licenses	—	24,705	—	24,705	24,705
Goodwill on acquisitions	—	466,443	—	466,443	466,443
Total		718,939	(139,810)	579,129	588,238
(a)	The Company engaged a valuation specialist to determine the fair value of identifiable intangible assets, consisting mainly of customer relationships, which are subject to amortization based on the contractual conditions set forth in each case.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

11. Intangible assets (Continued)

Changes in intangible assets for the six months ended at June 30, 2018 and 2017 are as follows:

	December 31, 2017	Additions	June 30, 2018
Costs
Software	48,857	1,360	50,217
Other intangible assets	44,688	—	44,688
Customer relationship	132,886	—	132,886
Projects in progress	24,705	—	24,705
Goodwill on acquisitions	466,443	—	466,443
	717,579	1,360	718,939
Amortization
( - ) Software	(20,625)	(3,916)	(24,541)
( - ) Other intangible assets	(6,638)	(4,011)	(10,649)
Customer relationship	(102,078)	(2,542)	(104,620)
Total amortization	(129,341)	(10,469)	(139,810)
Total intangible assets, net	588,238	(9,109)	579,129
	December 31, 2016	Additions	June 30, 2017
Costs
Software	22,893	5,171	28,064
Other intangible assets	20,621	—	20,621
Customer relationship	130,690	822	131,512
Projects in progress	24,705	—	24,705
Goodwill on acquisitions	469,196	1,690	470,886
	668,105	7,683	675,788
Amortization
( - ) Software	(13,099)	(1,978)	(15,077)
( - ) Other intangible assets	(6,638)	—	(6,638)
Customer relationship	(94,536)	(4,661)	(99,197)
Total amortization	(114,273)	(6,639)	(120,912)
Total intangible assets, net	553,832	1,044	554,876

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

12. Loans and financing

The breakdown of loans and financing is as follows:

		Additional information	Annual charges	June 30, 2018	December 31, 2017
Working capital	Working capital	(a)	CDI + 2.0% p.a.	544,121	357,789
	Working capital		CDI + 0.05% p.m.	1,016	2,541
BNDES	FINAME	(b)	TJLP + 3.9% to 5.5% p.a.	592	1,496
	FINAME	(b)	TJLP + 10.30% to 12.9% p.a.	16	31
	FINAME	(b)	TJLP + 1.0% to 12.9% p.a.	79	197
	FINAME	(b)	TJLP + 2.5% to 4.6% p.a.	1,087	2,643
	FINAME	(b)	TJLP + 5.1% to 9.0% p.a.	1,112	1,915
Lease	Lease	(c)	1.92% p.m to 13.60% p.m	12,669	18,902

Total loans and financing				560,692	385,514

Current				10,923	14,139
Non-current				549,769	371,375
(a)	On June 13, 2017, Estre and BTG Pactual executed a private debt acknowledgment instrument (Instrumento Particular de Confissão de Dívida) that progressively repealed and replaced the indenture governing the first issuance of debentures, and had substantially the same terms and conditions as those debentures. As part of Estre’s debt restructuring described in Note 13, the Company partially repaid the outstanding balance of these debentures and related debt acknowledgment instrument.
(b)	Financing for investment in infrastructure and implementation of new waste treatment units and fleet renewal. The related assets are pledged as collateral in addition to the Company's and shareholders' collateral signatures.
(c)	Finance lease, guaranteed by the leased item.

The loans and financing (non-current portion) repayment schedule at June 30, 2018 and December 31, 2017 was as follows:

	June 30, 2018	December 31, 2017
Through December 2019	5,648	1,709
Through December 2020	27,206	24,088
Through December 2021	54,412	40,005
Through December 2022	54,412	305,573
Through December 2023	54,412	—
Through December 2024	54,412	—
Through December 2025	299,267	—
Total	549,769	371,375

Leases

Future minimum lease payments, under finance lease agreements together with the present value of net minimum lease payments are as follows:

	June 30, 2018		December 31, 2017
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	12,453	11,922	12,637	12,146
After one year, but before five years	25,996	25,716	37,406	37,019
Total minimum lease payments	38,449	37,638	50,043	49,165

Less amounts representing financial charges	(25,781)	—	(31,141)	—

Present value of minimum lease payments	12,668	37,638	18,902	49,165

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

12. Loans and financing (Continued)

Changes in loans and financing was as follows:

	Six months ended on
	June 30, 2018	June 30, 2017
( = ) Opening balance - December 31	385,514	26,697
( + ) Loans raised	169,238	—
( - ) Payment of principal	(10,078)	(11,229)
( - ) Payment of interest	(6,681)	(2,156)
( + ) Accrual of interest	22,699	2,623
( = ) Closing balance - June 30	560,692	15,935

13. Debentures

Debentures are presented in local currency:

	Additional information	Annual charges	June 30, 2018	December 31, 2017
1st issue	(a)	CDI + Interest from 2.0%	265,195	419,236
2nd issue	(b)	CDI + Interest from 2.0%	676,893	649,743
Total			942,088	1,068,979
(a)	1st issue of debentures

On June 27, 2011, the Company conducted its 1st issue of unsecured, subordinated debentures, not convertible into shares, with collateral and additional personal guarantee, for public distribution with restricted placement efforts, for the issue of 2,720 debentures, with a face value of R$250, fully paid by Banco BTG Pactual S.A., with semi-annual payments starting of September 2013 and final maturity on March 9, 2017.

The proceeds from the issue of these debentures were used to settle loans outstanding from Banco BTG Pactual.

(b)	2nd issue of debentures

On December 14, 2012, the Company completed its second issue of unsecured debentures, not convertible into shares, with collateral and additional personal guarantee, for public distribution with restricted placement efforts, for the issue of 3,000 debentures with a face value of R$250. The actual issuance was for 2,600 debentures. The debentures mature in five years and bear interest at the CDI rate plus of 2.60% p.a. Principal would be repaid semiannually, in seven installments beginning in December 2014.

In 2015 and 2016, the Company renegotiated installments maturing June 2015, December 2015, June 2016 and December 2016, with payment in 2017.

The proceeds from the issue of the debentures were used to settle bank loans, to extend the debt maturities in working capital.

On August 10, 2017, Estre entered into a binding facility commitment letter with the holders of the debentures (1st and 2nd issuances) and related debt acknowledgment instrument, which provided for the restructuring of the existing debentures and related debt acknowledgment instrument through the prepayment of US$200 million, a partial debt write-down and the restructuring of the existing debentures. On December 7, 2017, Estre amended the binding facility commitment letter, pursuant to which the creditors agreed to amend the required prepayment to a defined range of the repayment of a minimum debt prepayment of US$100 million and a maximum debt prepayment of US$200 million.

On December 21, 2017, Estre completed the debt restructuring and prepaid R$166,881 of the outstanding amount. In addition, the debenture holders granted a haircut for an amount of R$41,720, corresponding to 25% of the prepaid amount. Such haircut was recorded as finance income.

As a result of the restructuring above, the outstanding debentures and related debt acknowledgment instrument bear interest at a rate of CDI plus 2.0% per annum, with payments of principal to be repaid semi-annually in 11 installments after a three-year grace period and maturing in 8 years. Interest is payable semi-annually after a grace period of two years on the debenture outstanding balance plus monthly compounded interest accrued over the first 18 months.

IAS 39 required that a substantial modification of the terms of an existing financial liability, or a part of it, should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The Company concluded that the net present value of the cash flows under the new terms of the refinanced debt, discounted at the original effective interest rate was below a 10% difference compared to the discounted present value of the remaining cash flows of the original debt instrument, therefore, the Company accounted for the debt restructuring as a debt modification.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

13. Debentures (Continued)

(c)	Covenants

According to the Company's debenture agreements, the following financial indices must be calculated and presented by the Company's management, semi-annually on June 30 and December 31 of each year, as from December 31, 2018:

(a)	the quotient of the division of Net Debt by EBITDA shall be equal to or lower than the following indices based on the Company's consolidated financial statements for the following fiscal years:

Net Debt / EBITDA
December 31, 2018 - 4.0x
December 31, 2019 and subsequent fiscal years - 3.5x

(b)	from December 31, 2019 (inclusive), for three consecutive semesters, the ratio of the Net Debt division to EBITDA should not exceed 3.0x;
(c)	the Debt Service Coverage Ratio shall be equal to or greater than 1.2x if the Net Debt / EBITDA ratio is greater than 2.8x and shall be equal to or greater than 1.0x if the ratio of Net Debt / EBITDA is equal to or lower than 2.8x.

Compliance with these covenants ratios will be required from December 31, 2018.

The breakdown of the debentures is as follows:

	1st issue	2nd issue	Total
Balances at December 31, 2017	419,236	649,743	1,068,979
Interest	15,197	27,150	42,347
Conversion into a private debt acknowledgment	(169,238)	—	(169,238)
Balances at June 30, 2018	265,195	676,893	942,088

14. Tax liabilities

	June 30, 2018	December 31, 2017
PIS payable(a)	16,533	16,585
COFINS payable(a)	75,999	76,323
Service tax payable(b)	13,483	13,708
Withholding service tax payable	257	361
IRPJ payable(c)	19,623	12,200
CSLL payable(c)	7,663	2,728
PIS/COFINS/CSLL payable(d)	594	457
Installment payment of federal taxes(e)	15,229	16,544
Installment payment of taxes – PRT(f)	301,821	123,467
Installment payment of taxes – PERT(g)	170,700	243,849
Installment payment of local taxes(h)	18,770	21,537
Installment payment of taxes - Law No. 12.996/14 Refis Copa(i)	12,027	12,597
Withholding INSS(j)	167	203
Withholding IRPJ(k)	541	569
Other taxes	29,582	24,161
Total	682,989	565,289
Current	171,861	169,505
Non-current	511,128	395,784

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

14. Tax liabilities (Continued)

(a)	PIS and COFINS are taxes levied by the Brazilian federal government on gross revenues. The standard rates are 1.65% for PIS and 7.60% for COFINS applicable to entities declaring income tax and social contribution on the ‘actual profits’ basis. These amounts are invoiced to and collected from our customers and recognized as deductions to gross revenue (Note 19) against Tax liabilities, as we are acting as agents collecting these taxes on behalf of the government. PIS and COFINS taxes paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Taxes recoverable (Note 6) and on a monthly basis are offset against PIS and COFINS Tax payable, and presented net as the amounts are due to the same tax authority. Brazilian tax legislation allows smaller entities with less than R$78 million in annual gross revenues to opt to declare income taxes on the ‘presumed profits’ basis. These are subject to lower COFINS and PIS rates of 3.00% and 0.65%, respectively. However, PIS and COFINS taxes on purchases may not be claimed back and will not generate tax credits under the presumed profits basis.
(b)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to our customers for the services we render. These are recognized as deductions to gross revenue (Note 19—Taxes levied—ISS) against Tax liabilities, as we are acting as agents collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%, however most of the municipalities in which we operate levy ISS at the higher rate. Each municipality sets slightly different rules regarding the use of credits and withholding of ISS tax on payments to suppliers.
(c)	IRPJ and CSLL are corporate income taxes levied by the Brazilian federal government. The IRPJ rate is 25% and the CSLL rate is 9%, resulting in a combined federal corporate income tax rate of 34% on taxable profits. The expense for current income tax is recognized in the statement of profit or loss under ‘Current income and social contribution taxes’ against tax payable. However, for some entities in the group, advances for the payment of income tax are paid on a quarterly basis during the tax year and are recognized as an asset under Taxes recoverable (Note 18—‘Corporate income tax (IRPJ)’ and ‘Social contribution tax on net profit (CSLL)’). Income tax is levied on legal entities individually, with no right of offset between entities in a group. Smaller entities opting to declare income taxes on the ‘presumed profits’ basis are taxed at the same rates on a ‘presumed profit’ of 32% of gross revenues.
(d)	Purchases of certain materials or services require us to retain and pay taxes on behalf of our suppliers. The rate of 4.65% in relation to PIS, COFINS and CSLL tax on applicable purchases is withheld from payments made to suppliers and recognized as a tax liability, with no impact to the statement of profit or loss.
(e)	Refers to installment payment of IRPJ, CSLL, PIS and COFINS, which payment is deferred in 30 to 60 installments, adjusted by the SELIC rate. The accrual of interest on this liability is recognized as a financial expense under the line item—‘Interest for late payment of taxes’ (Note 24).
(f)	PRT - payment of 24% in 24 installments, residual amount will not include usage of tax losses carryforward and will be paid in 60 months, according to MP n ° 766 of April 4, January 2017. The taxes included in the PRT are as follows: PIS, COFINS, CSLL, IRPJ, IOF and IRRF.
(g)	PERT - installment of unpaid taxes and IOF, modality does not include use of impairment, installment in 120 months, according to MP nº 783 of May 31, 2017. The taxes included in the PERT are as follows: PIS, COFINS and IOF.
(h)	Refers mainly to ISS payable to the Paulínia City Government in 36 installments, not subject to inflation adjustment or interest. (installments of ISS of the cities of São Paulo, Paulínia, Itapevi and Maceió, payment periods range from 24 to 120 monthly installments).
(i)	In August 2014, enactment of Federal Law No. 12996/2014 (“REFIS da Copa”) enabled the inclusion of new tax contingencies in REFIS (tax installment payment program). The Company initially included the overdue taxes in REFIS da Copa in order to benefit from an amnesty on accrued interest and fines. With the launch of PERT in 2017, the Company decided to include most part of taxes in this new program, instead of REFIS da Copa.
(j)	INSS is a social security charge levied on wages paid to employees. On certain purchases of services we are required to withhold 11% of the amounts billed by our suppliers and pay INSS tax on their behalf, with no impact to the statement of profit or loss.
(k)	On certain purchases of services we are required to withhold 1.5% of the amounts billed by our suppliers and pay IRPJ (Income tax) on their behalf, with no impact to the statement of profit or loss.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

14. Tax liabilities (Continued)

2017 Tax Amnesty Program

PRT (Tax Regularization Program)

On May 31, 2017, the Company joined a tax amnesty program (the “2017 Program”), under which the Company settled the payment of certain unpaid overdue taxes and tax contingencies, including some which were in litigation, through November 30, 2016, including accrued interest and fines.

The 2017 Program allowed for the use of unused tax loss carryforward to settle the tax liability under the program. As a result, the Company recognized a deferred tax asset related to the tax loss carryforwards that was used to settle the tax liability under the program and which the Company did no previously recognized. In addition, the Company recognized a tax liability as follows:

As of May 31, 2017
Federal taxes past due recorded in prior years	160,605
Legal claims in progress recorded in 2017	174,028
Tax installments in progress already recorded in prior years	195,094
Total tax liability to be settled under the program	529,727
Tax loss carryforward used to settle the tax liability under the program (Note 18)	(370,116)
Total tax liability balance to be settled in installment payments	159,611

The balance of R$ 159,611 will be paid as follows:

•	R$ 125,415 in 24 installment payments; and
•	R$ 34,196 in 60 installment payments.

The tax liability balance as of June 30, 2018 and December 31,2017 was as follows:

Balance as of May 31,2017	159,611
Payments	(42,310)
Accrued interest	6,166
Balance as of December 31, 2017	123,467
IOF Inclusion - Sep / 17 - transferred from PERT	70,995
Addition of processes in the PRT	2,417
Additional tax liabilities included in the PRT	40,288
Tax loss carryforward not used to settle the tax liability under the program	87,829
Payments	(38,972)
Accrued interest	17,360
Others	(1,563)
Balance as of June 30, 2018	301,821
Current	64,214
Non-current	237,607

The expected timing of outflows are as follows:

Year of maturity	June 30, 2018	December 31, 2017
2018	64,214	73,753
2019	34,100	22,297
2020	34,100	6,854
2021	34,100	6,854
2022 and following years	135,307	13,709
Total	301,821	123,467

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

14. Tax liabilities (Continued)

PERT (Special Tax Regularization Program)

On July 3, 2017, the Company joined the PERT, for the payment of unpaid taxes due in the months of December 2016 to April 2017.

In September 2017, the IOF values for the period from October, 2012 to March, 2017 were included in the installment basis. IOF is a federal tax levied primarily on transactions involving foreign exchange insurance, loans or financing, and on securities transactions. From the total amount included (R$103,907), an amount of R$70,995 was transferred to the PRT Program.

The chosen modality provides the payment in 120 installments, using tax loss or negative basis to deduct the installment payment.

The tax liability balance as of June 30, 2018 and December 31,2017 was as follows:

Federal tax payable as of July 31, 2017	134,947
Tax provision balance in prior periods included Aug, 2017	6,727
IOF Inclusion	103,907
Use of unused tax loss carryforwards Aug, 2017 (Note 23)	(4,452)
Payments – prepayments	(5,721)
Interest	8,441
Balance as of December 31, 2017	243,849

IOF Inclusion - Sep / 17 - transfer to PRT	(70.995)
Interest reversal - PERT	(1,803)
Payments - prepayments	(2,811)
Interest	2,460
Balance as of June 30, 2018	170,700
Current	10,874
Non-current	159,826

The expected timing of payments are as follows:

	June 30, 2018	December 31, 2017
2018	10,874	13,317
2019	10,874	13,317
2020	10,874	13,317
2021	10,874	13,317
2022 and following years	127,204	190,581
Total	170,700	243,849

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

14. Tax liabilities (Continued)

Eligible tax debt balances below refer to REFIS Copa are:

	June 30, 2018	December 31, 2017
Principal	62,965	62,965
Fines and interest	79,085	79,085
Reduction due to amnesty of interest, fines and legal charges	(44,055)	(44,055)
Repayments by prepayments	(30,428)	(30,428)
Payment in installments	(29.203)	(28,623)
SELIC restatement	1,504	1,494
Use of unused tax loss carryforwards	(29,213)	(29,213)
Reversion of unused tax loss carryforwards from REFIS to PRT	1,372	1,372
Balance payable	12,027	12,597

At June 30, 2018 and December 31, 2017, the Company was compliant with all conditions to be part of the tax payment installments program, and the use of unused tax loss carryforwards of REFIS “Copa” totaled R$5,605. Installments with maturity beginning 2018 were restated considering 1% of SELIC rate interest p.m. and mature as follows:

	June 30, 2018	December 31, 2017
2018	1,713	1,675
2019	1,713	1,675
2020	1,713	1,675
2021	1,713	1,675
2022 onwards	5,175	5,897
Total	12,027	12,597

15. Provision for landfill closure

The balances by landfill are as follows:

	June 30, 2018	December 31, 2017
Paulínia	47,772	58,688
Paulínia II	5,548	3,656
Curitiba	21,226	19,053
Itapevi	12,407	11,663
Aracaju	375	356
CGR Guatapará	6,347	6,106
CGR Guatapará – Jardinópolis	3,111	2,764
CGR Guatapará – Piratininga	447	368
Resicontrol – Tremembé	3,549	3,506
Maceió	5,375	4,919
Feira de Santana	2,831	2,446
Sarandi	3	3
CGR Catanduva	22	4
Total	109,013	113,532

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

15. Provision for landfill closure (Continued)

	June 30, 2018	December 31, 2017
Current	7,288	20,651
Non-Current	101,725	92,881

Changes in provisions are as follows:

	Six months ended June 30
	2018	2017
Balance at beginning of period	113,532	101,620
Additions	5,501	4,600
Effect of passage of time	(6,110)	6,300
Reversal	—	(7,436)
Amounts used	(3,910)	(6,869)
Balance at end of period	109,013	98,215

The expected timing of outflows are as follows:

Jun 30, 2018
Up to 1 year	7,288
1 to 5 years	32,811
After 5 years	68,914
Total	109,013

16. Provision for legal proceedings

In the ordinary course of business, the Company is exposed to certain contingencies and risks. The provision for contingencies includes labor, tax and civil proceedings under dispute at the administrative and legal levels, based on management's analysis and the opinion of the Company's legal counsel, for cases in which the likelihood of loss is considered probable, as follows:

	June 30, 2018	December 31, 2017
Labor proceedings(a)	32,774	22,795
Tax proceedings(b)	21,935	122,744
Civil proceedings	4,829	2,223
Total	59,538	147,762
(a)	Primarily consists of lawsuits filed by former employees claiming severance payment, overtime pay, additional payment for transfers, among others, for individually significant amounts.
(b)	In 2018, some of the tax proceedings were included in the Tax Amnesty Program described in the Note 14. The remaining balance refers to other tax contingencies.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

16. Provision for legal proceedings  (Continued)

The Company has the following contingent liabilities referring to proceedings classified by legal counsels as possible losses, for which no provision has been recorded:

	June 30, 2018	December 31, 2017
Labor proceedings(a)	16,263	17,888
Tax proceedings(b)	210,866	212,856
Civil proceedings(c)	86,504	82,076
Total	313,633	312,820
(a)	Primarily consists of lawsuits filed by former employees claiming severance payment, overtime, health hazard allowance, among others, for individually significant amounts.
(b)	On December 15, 2017, the Company’s subsidiary Cavo received an official tax infringement notice for R$90,634 challenging the deductibility of payments made to a number of specified suppliers in 2012, for which there is lack of sufficient evidence that goods and services were actually provided. On December 22 and 27, 2017, Estre Brazil received two official tax infringement notices in the aggregate amount of R$121,778 challenging the deductibility of payments made to a number of specified suppliers from 2012 to 2015, for which there is lack of sufficient evidence that goods and services were actually provided. The Company is challenging such assessment, and presented its defense on January 23, 2018.
(c)	Refer to: i) lawsuit filed by the São Paulo State Prosecutor’s Office challenging the lawfulness of five agreements entered into between the city government of Taboão da Serra and the investee Viva Ambiental regarding provision of public cleaning services. In 2014, the Federal Prosecutor’s Office (“MPF”) requested the return of total emergency agreements entered into by and between Viva Ambiental and Taboão da Serra, which amounted to R$154,123. In 2015, sellers of Viva Ambiental filed an injunction for early presentation of proof, and requested legal expert inspection that detected misstatements in amounts requested by the MPF. The outcome of this inspection indicated a possible loss amount of approximately R$39,247; ii) public action lawsuit filed by the Prosecutor’s Office of Itapevi challenging the implantation of our landfill due to supposed inconsistencies with the local regulation such as proximity with water springs and population, and requests the stoppage and reversal of all deforestation activity, as well as payment of a fine. This lawsuit is still in its instruction phase and the involved value is of R$15,050; iii) popular action moved by a certain group of people, also related to Itapevi, in which the population reinforce the arguments of the aforementioned action, described in item “ii” above. The lawsuit is to be decided simultaneously with the one set forth in item “ii”. The involved value is also of R$15,050.

Changes in provisions for contingencies are as follows:

	Labor proceedings	Tax Proceedings	Civil proceedings	Total
Balance at December 31, 2016	48,658	195,316	1,565	245,539

Additions	67,816	38,416	1,812	108,044
Reversals	(57,626)	(1,089)	(101)	(58,816)
Payments	(7,324)	—	(89)	(7,413)
Balance at June 30, 2017	51,524	232,643	3,187	287,354

Balance on December 31, 2017	22,795	122,744	2,223	147,762

Additions	18,531	1,703	9,196	29,430
Reversals	(2,527)	(60,482)	(297)	(63,306)
Payments	(6,025)	(1,742)	(6,293)	(14,060)
Tax Amnesty Program (Note 14)	—	(40,288)	—	(40,288)

Balance at June 30, 2018	32,774	21,935	4,829	59,538

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

17. Equity

17.1. Capital and warrants

The total authorized capital of the Company is US$30,000 thousand, represented by 290,750,000 ordinary shares and 9,250,000 class B shares, with a US$ par value of 0.0001 per share.

As explained in Note 1, the Company received a capital contribution of US$139.9 million (R$462,789), comprising US$11.2 million (R$37,050) from the former shareholders of Estre USA that did not redeem their public shares in connection with the Transaction, and US$128.7 million (R$425,739) from the proceeds of the sale of ordinary shares to PIPE Investors. The amount of US$117.0 million (R$387,342) (net of issuance cost) was recorded as a capital contribution in equity.

The above resulted in the issuance of 15,438,000 ordinary shares to the PIPE Investors and 1,213,846 ordinary shares to the former shareholders of Estre USA.

In addition, the Company issued 27,001,889 ordinary shares to the former shareholders of Estre Brazil, except for Angra Infra Fip (“Angra”) (see Note 17.6), in exchange for their shares in Estre Brazil.

Furthermore, on December 21, 2017, the Company issued 1,983,000 ordinary shares to Estre Ambiental Employee SPV, Inc. a Cayman Islands exempted company (the “Employee Compensation Entity”). Pursuant to the Memorandum and Articles of Association of the Employee Compensation Entity, employees of us and our subsidiaries, members of our board of directors and our other service providers may receive equity in the Employee Compensation Entity that, subject to any vesting and other conditions imposed, will entitle such persons to receive the economic benefit of a ratable portion of our ordinary shares held by the Employee Compensation Entity.

The Company also issued 5,550,000 Class B shares to the former shareholders of Estre USA, in exchange for their Class B shares in Estre USA.

Each ordinary share and each Class B Share entitles the holder to one vote on all matters upon which the holders are entitled to vote. All of the issued and outstanding ordinary shares and Class B Shares are fully paid and non-assessable. Certificates (to the extent any are issued) representing the issued and outstanding ordinary shares and Class B Shares are generally not issued and legal title to the issued shares is recorded in registered form in the register of members. Holders of ordinary shares and Class B Shares have no pre-emptive, subscription, redemption or conversion rights. Moreover, holders of Class B Shares have no right to receive dividends and no right to participate in surplus assets in a winding up.

The transaction costs associated with the capital contribution described above amounted to R$75,307, and refer to the fees due to services provided to assist in the structuring, implementation and audit of the Transaction and IPO of the Company.

Estre Ambiental, Inc.

Shareholder	Number of Shares	Ownership Interest
Ordinary Shares
BTG Pactual G7 Holding S.A(*)	20,259,638	44.4%
Avenue Boulevard Co-Investment Vehicle, LLC	10,440,000	22.9%
CYGNUS ASSET HOLDING LTD	2,709,756	5.9%
LYRA ASSET HOLDING LTD	2,505,169	5.5%
Other	9,722,169	21.3%
	45,636,732	100.0%
Class B Shares
Former Boulevard SPAC Holders	5,550,000	100.0%

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

17. Equity (Continued)

(*)	Includes shares held by BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia, Banco BTG Pactual S.A., Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior, Iron Fundo de Investimento em Participações —Multiestratégia Investimento no Exterior, and Fundo de Investimento Credito Privado LS Investimento no Exterior.

In addition, as of June 30, 2018 and December 31, 2017, the Company has 28,449,999 warrants outstanding, which are exercisable on a one-for-one basis for ordinary shares of Estre Ambiental, Inc. and each warrant is currently exercisable at a price of US$11.50 per ordinary share. As of June 30, 2018 and December 31, 2017, the warrants were out of the money.

17.2. Share-based payment reserve

On September 15, 2015, Estre Brazil’s Board of Directors approved at the Special General Shareholders’ Meeting, the granting of a stock option plan to certain directors and employees and the total number of options granted under the plan. The options vest in 3 tranches, subject to the following vesting conditions:

(i)	At the first anniversary of the date on which the employee becomes a manager or employees of the Company, 34% of the options will vest and may be exercised;
(ii)	At the second anniversary of the date on which the employee becomes a manager or employee of the Company, an additional 33% of the options will vest and may be exercised; and
(iii)	At the third anniversary of the date on which the employee becomes a manager or employee of the Company, the remaining 33% of the options will vest and may be exercised.

The options granted are classified as “Time Based Options” (TBO), and entitle the employee to acquire shares at a determined price.

The stock options may be exercised during a period of 11 years from the date the stock option contract is signed.

The options were priced based on the Black & Scholes model and the significant assumptions included in the model in 2015 were:

Details	Plan 1	Plan 2	Plan 3
Start date (first grant)	10/28/2015	10/28/2015	10/28/2015

Number of options granted(thousands)	2,486	432	649
Exercise value - R$	0.9250	0.9250	0.9250
Expected volatility	24.03%	24.03%	24.03%
Future risk-free rate - p.a.	14.48%	14.48%	14.48%
Estimated maturity term (weighted average in years)	0.6778	1.1287	1.9176
Fair value of option - R$	11.58	11.63	11.72

The term of the options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome. The compensation expense for the period ended June 30, 2017 amounted to R$1,910. No compensation expense was accrued at June 30, 2018.

Changes in the stock option plan are detailed below:

Options
December 31, 2015	3,567

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

17. Equity (Continued)

Options
Granted	—
Expired	—
Exercised	(2,996)
December 31, 2016	571
Granted	—
Expired	(70)
Exercised	(357)
December 31, 2017	144
Granted	—
Expired	—
Exercised	(144)
June 30, 2018	—

From the date of approval of the Stock Option Plan until June 30, 2018, a total of 144 thousand options were exercised (3,353 thousand at December 31, 2017), amounting to R$1,249 (R$26,836 at December 31, 2017), which were settled in cash.

17.2.1 Incentive Plan – Stock Shares

On December 21, 2017 (“Effective Date”) the shareholders of the Company approved the issue of 1,983,000 ordinary shares to Estre Ambiental Employee SPV, Inc. (“Estre Employee SPV”), a Cayman Islands exempted company. Such shares were issued as part of the incentive stock option plan granted to employees, and those shares represent 3.87% of the diluted share capital of the Company.

The Company, Estre Brazil and Estre Employee SPV approved the Omnibus Incentive Plan (the “Plan”). The purpose of the Plan is to provide an additional incentive to selected employees, directors, independent contractors and consultants of the Company or its affiliates whose contributions are essential to the growth and success of the Company’s business, in order to strengthen the commitment of those individuals, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated employees whose efforts will contribute to the long-term growth and profitability of the Company.

The participants of the Plan acquired shares of Estre Employee SPV for US$ 0.0001 per share on December 21, 2017. Participants have no rights over the shares on the Effective Date and will receive rights and be able to exchange SPV shares for Company shares as follows: (i) 5% of the shares shall be fully vested as of the Effective Date, although can only be exchanged for Company shares on the first anniversary of the Effective Date, (ii) 20% of the shares shall vest in full on the first anniversary of the Effective Date, and (iii) 25% of the subject shares shall vest on each of the second, third and fourth anniversaries of the Effective Date.

During the fiscal year 2017, the Company granted 1,983,000 shares for this stock option plan. No grants were made during 2018. There were no vested or expired shares in the period.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

17. Equity (Continued)

The expense for the period ended June 30, 2018 totaled R$15,473 including taxes June 30, 2017 – nil, and refers to stock options of the Company granted to Estre Brazil employees. Such expense was recorded at Estre Brazil level. Compensation expense to be recognized for future service period is as follows:

Amount
Year
2018	15,876
2019	15,221
2020	8,175
2021	3,448
Total	42,720

17.3. Currency translation adjustments

This refers to the gain (loss) from translation of financial statements in foreign currency to Brazilian Reais of the investments in CGR Doña Juana, in Colombia. Also see Note 9.2.1.

17.4. Capital reserve

Capital reserves comprise additional paid in capital and the share based payment reserve.

Additional paid in capital refers to the difference between the subscription price that shareholders paid for the shares and their nominal value. This reserve may only be used for capital increase, loss absorption, redemption or for repurchase of shares or payment of cumulative dividends on preferred shares.

17.5. Non-controlling interest

Financial information of subsidiaries with material non-controlling interest is provided below:

Percentage of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	June 30, 2018	December 31, 2017
CGR Doña Juana	Colombia	49%	49%
SPE Soma Soluções em Meio Ambiente Ltda.	Brazil	18%	18%
Reciclax - Reciclagem de Residuos da Const. Civil Ltda.	Brazil	13%	13%
Guatapará Energia S.A.	Brazil	10%	10%
Estre Energia Renovável Part. S.A.	Brazil	10%	10%

GLA - Gestão Logistica Ambiental S.A.	Brazil	62%	62%
CGR Catanduva	Brazil	50%	50%

17.6. Angra Put Option Rights

In 2011, the Company’s shareholders entered into a shareholders agreement (the “Estre Shareholders’ Agreement”) under which Angra was granted a put option on Estre Brazil shares owned by Angra, which could be exercised in the event its interest in Estre Brazil was diluted to a holding of less than 5%, due to a capital contribution or other events described in the agreement. The option price was the fair market value of the Company shares and payable within 6 months after the exercise of the put option, adjusted for inflation (IPCA) plus 9.5% per year.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

17. Equity (Continued)

On March 6, 2018, Angra exercised the put option, and the Company will acquire the Estre Brazil shares held by Angra for an amount of approximately R$ 37,606 (principal amount) payable until September 6, 2018. We are currently negotiating the terms and structure of our payment to Angra, including the payment of default interest and the possibility of payment in installments. Nevertheless, on September 11, 2018, we received official notice from Angra regarding our default and suggesting a discussion among relevant parties regarding payment.

As of June 30, 2018, the fair value of the put option is a liability of R$40,266 (R$37,884 at December 31, 2017).

17.7. Common control transaction

Prior to the transaction, Estre Brazil was controlled by the shareholders that are the controlling shareholders of the Company. The reorganization transaction described in Note 1, was treated as a transfer between entities under common control, and as a result, any difference between the proceeds and the book value of the related assets is recognized as an equity transaction and therefore is recorded in additional paid in capital in the consolidated statement of financial position and the consolidated statement of changes in equity.

18. Income and social contribution taxes

18.1. Reconciliation of income and social contribution taxes expenses and accounting profit or loss

Tax legislation in Brazil requires that income and social contribution tax returns be filed and paid by each legal entity on a separate basis.

	Six months period ended at June 30,
	2018	2017
Loss before income and social contribution taxes	(22,368)	(273,905)
Statutory rate	34%	34%
Income and social contribution taxes at the statutory rate	7,605	93,128
Tax effect on:
Share of profit of an associate	(197)	795
Permanent differences - non-deductible expenses	(1,896)	(23,800)
Permanent differences - tax benefit of goodwill	22,091	6,246
Permanent differences - taxable profit computed as a percentage of gross revenue	4,460	1,403
Temporary differences - deferred tax of revenues from government entities	13,144	6,985
Temporary differences - non-recognized	(21,140)	31,045
Incentive reserve	34	48
Tax loss for the year not recognized	(49,599)	(108,687)
Use of tax benefit of tax income and social contribution tax losses against PERT, PRT and REFIS “COPA” (see Note 14).	(87,829)	370,116
Others	2,410	—
Total	(110,917)	377,279

Current	(26,390)	(4,279)
Deferred	(84,527)	381,558

Effective income tax rate	496%	138%

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

18. Income and social contribution taxes (Continued)

18.2. Deferred taxes

	June 30, 2018	December 31, 2017
Assets
Income and social contribution tax effect on:
Other temporarily non-deductible provisions	6,707	—
Sundry provisions	—	44
Total assets	6,707	44
	June 30, 2018	December 31, 2017
Liabilities
Income and social contribution tax effect on:
Appreciation of property, plant and equipment	14,660	15,438
Customer relationship and license	10,052	10,975
Business combination/goodwill	91,024	91,024
Government entities(a)	25,319	19,591
Total Liabilities	141,055	137,028
(a)	The amount relates to deferral of income until its realization. According to current legislation, the portion of income proportional to revenue considered in profit or loss and not received may be excluded from the calculation.

Changes in deferred income tax are as follows:

	December 31, 2017	Additions	IFRS 9	Write-offs	Tax Amnesty Program (a)	PRT Note 14(a)	June 30, 2018	Impact on profit or loss
Deferred income tax assets	44	6,707	—	(44)	(82,079)	(5,750)	6,707	(87,829)
Deferred income tax liabilities	(137,028)	(6,707)	(622)	3,302	—	—	(141,055)	3,302
Effect on deferred profit or loss								(84,527)
	December 31, 2016	Additions	Write-offs	Tax Amnesty Program (a)	Offsetting	June 30, 2017	Impact on profit or loss

Deferred income tax assets	41,057	370,116	(3,304)	(370,116)	—	37,652	366,812
Deferred income tax liabilities	(175,556)	14,746	—	—	2,057	(162,867)	14,746
Effect on deferred profit or loss							381,558
(a)	On June 29, 2018, the Company changed the plan for payment of eligible taxes to the Tax Amnesty Program (“PRT”) of its subsidiary Cavo, due to the consolidation of the tax debts allowed by the Receita Federal do Brasil (“RFB”). The Company has not used R$ 82,079 of tax losses. The remaing tax losses were revesed at June 30, 2018.As mentioned in Note 14, the Company was benefitted by reduction of part of the interest and fines arising from taxes (included in the PRT and PERT tax amnesty programs). The benefit was calculated based on the tax loss, and therefore a credit was recorded in deferred income tax, in profit or loss, against a reduction in the tax payable balance (included in the REFIS). The application for inclusion in REFIS was filed with the Brazilian IRS, see Note 14.

The Company did not recognize deferred income and social contribution tax assets on temporary differences and accumulated tax losses of certain subsidiaries.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

18. Income and social contribution taxes (Continued)

Income and social contribution tax loss carryforwards not recognized are as follows:

	June 30, 2018	December 31, 2017
Total income and social contribution tax loss carryforwards(a)	1,111,125	708,639
(a)	In accordance with the Brazilian tax legislation, tax loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Changes in income and social contribution tax losses are as follows:

	Six months ended June 30,
	2018	2017
Balance at the beginning of the period	708,639	1,453,249
Income and social contribution tax losses for the year	145,958	353,330
Use of REFIS base	241,401
Use of PERT base	15,127	(1,097,635)
Other		(916)
Balance at the end of the period	1,111,125	708,028

19. Revenue from services rendered

	Six months ended June 30,
	2018	2017
Gross revenue from services	824,919	786,541
(-) Discounts and cancellations	(4,219)	(2,234)
(-) Taxes levied - PIS	(13,053)	(13,436)
(-) Taxes levied - COFINS	(58,977)	(61,474)
(-) Taxes levied - ICMS	(585)	(967)
(-) Taxes levied - ISS	(39,088)	(37,025)
Net revenue from services rendered	708,997	671,405

20. Cost of services by nature

Costs of services rendered are as follows:

	Six months ended June 30,
	2018	2017
Payroll, charges and benefits	(295,040)	(275,879)
Waste treatment and disposal of leachate	(23,133)	(12,405)
Fuel/lubricant	(33,333)	(28,828)
Transportation	(9,542)	(7,536)
Lease of machinery and equipment	(12,627)	(14,922)
Materials to operate landfills	(11,435)	(8,923)
Technical assistance	(3,208)	(7,803)
Depreciation/amortization/depletion	(46,441)	(57,169)
Analysis and monitoring	(3,285)	(2,709)
Lease of real estate, equipment and vehicles	(6,369)	(6,523)
Travel and lodging	(7,257)	(10,096)
Equipment maintenance	(22,482)	(17,929)
Landfill maintenance	(210)	(91)
Other	(20,664)	(27,361)
Total costs	(495,026)	(478,174)

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

21. General and administrative expenses by nature

General and administrative expenses were as follows:

	Six months ended June 30,
	2018	2017
Payroll, charges and benefits	(60,457)	(54,786)
Transportation	(237)	(140)
Advisory services	(15,987)	(7,680)
Depreciation/amortization/depletion	(15,148)	(3,998)
Lease of real estate, equipment and vehicles	(2,134)	(2,182)
Legal advisory services	(30,460)	(8,305)
Travel and lodging	(3,300)	(1,845)
Equipment maintenance	(403)	(236)
System maintenance	(108)	(884)
Provision for legal proceedings	(18,665)	(75,567)
Consumer materials	(1,763)	(1,700)
Third-party services	(3,039)	(2,737)
Other	(10,268)	(9,136)
Total general and administrative expenses	(161,969)	(169,196)

22. Selling expenses, net

	Six months ended June 30,
	2018	2017
Advertising and promotion expenses	(2,564)	(2,417)
(Addition) reversal of allowance for doubtful accounts, net	(7,500)	8,753
	(10,064)	6,336

23. Other operating income (expenses)

	Six months ended June 30,
	2018	2017
Gain on sale of aircraft (Note 10)	9,564	—
Gain on sale of property, plant and equipment	2,131	46
Donations	(1,550)	(1,972)
Realization of tax credit relating to prior periods(a)	1,110	7,498
Other operating (expenses) income, net	(2,537)	6,196
Total	8,718	11,768
(a)	Taxes paid in connection with the acquisition of materials and equipment, which Estre has not used to offset against the payment of other taxes in the years in which such receivables were generated, but that as a result of a further analysis of the applicable tax law, Estre subsequently recognized as recoverable taxes against income.

24. Finance income and costs, net

	Six months ended June 30,
	2018	2017
Finance expenses
Monetary variation and interest on loans	(65,046)	(123,064)
Discounts granted	(4,953)	(10,029)
Interest for late payment to suppliers	(1,213)	(3,067)
Interest for late payment of taxes	(29,375)	(170,161)

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

	Six months ended June 30,
	2018	2017
Other finance expenses	(38,893)	(17,831)
Total finance expenses	(139,480)	(324,152)

Finance income
Interest income	5,402	2,924
Gains on investments	937	1,022
Other financial income	241	23
Interest financial report IFRS 15	3,854	—
Inflation adjustments - taxes recoverable(a)	572	1,801
Interest for late payment of taxes reversal(b)	56,029	—
Total finance income	67,035	5,770
Total finance expenses, net	(72,445)	(318,382)
(a)	Inflation adjustments related to income and social contribution tax losses and withheld social security (INSS).
(b)	Includes the reversal of some tax penalties and interests due to the adoption of the tax amnesty programs.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

25. Segment reporting

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
June 30, 2018
Domestic customers	479,263	13,159	242,669	28,250	—	—	763,341
Inter-segment	(24,432)	—	(27,759)	(2,153)	—	—	(54,344)
Total revenue from services	454,831	13,159	214,910	26,097	—	—	708,997

Cost of services	(366,128)	(9,550)	(104,056)	(22,160)	(48,489)	55,357	(495,026)

Gross profit (loss)	88,703	3,609	110,854	3,937	(48,489)	55,357	213,971

Operating expenses, net
General and administrative expenses	(16,641)	(68)	(989)	(4,095)	(140,328)	152	(161,969)
Selling expenses, net	(1,047)	210	(4,561)	1,618	(6,284)	—	(10,064)
Share of profit of an associate	—	—	—	—	(579)	—	(579)
Other operating income (expenses), net	1,280	6	5,045	(1,452)	5,006	(1,167)	8,718
	(16,408)	148	(505)	(3,929)	(142,185)	(1,015)	(163,894)

(Loss) profit before finance income and costs	72,295	3,757	110,349	8	(190,674)	54,342	50,077

Finance expenses	15,080	(662)	(40,486)	(1,926)	(111,486)	—	(139,480)
Finance income	(1,752)	(88)	297	953	67,625	—	67,035

(Loss) profit before income and social contribution taxes	85,623	3,007	70,160	(965)	(234,535)	54,342	(22,368)

(-) Current income and social contribution taxes	(24,051)	—	(225)	(392)	(1,722)	—	(26,390)
(-) Deferred income and social contribution taxes	—	—	—	—	(84,527)	—	(84,527)

(Loss) profit for the period from continuing operations	61,572	3,007	69,935	(1,357)	(320,784)	54,342	(133,285)

Discontinued operations
Profit after tax for the year resulting from continuing operations	—	—	(5,109)	—	18,784	—	13,675

(Loss) profit for the period	61,572	3,007	64,826	(1,357)	(302,000)	54,342	(119,610)

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

25. Segment reporting (Continued)

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
June 30, 2017 (Restated)
Domestic customers	433,902	19,700	239,321	24,029	—	—	716,952
Inter-segment	(8,085)	(331)	(36,732)	(399)	—	—	(45,547)
Total revenue from services	425,817	19,369	202,589	23,630	—	—	671,405

Cost of services	(328,872)	(10,874)	(125,030)	(16,836)	(38,478)	41,916	(478,174)

Gross profit (loss)	96,945	8,495	77,559	6,794	(38,478)	41,916	193,231

Operating expenses, net
General and administrative expenses	(25,335)	(278)	(1,429)	(155)	(128,423)	(13,576)	(169,196)
Selling expenses, net	7,227	—	(891)	—	—	—	6,336
Share of profit of an associate	1,660	—	(862)	1,540	—	—	2,338
Other operating income (expenses), net	(57)	(37)	2,320	(152)	9,693	—	11,768
	(16,504)	(315)	(862)	1,233	(118,730)	(13,576)	(148,754)

(Loss) profit before finance income and costs	80,441	8,180	76,697	8,027	(157,208)	28,340	44,477

Finance expenses	(16,489)	(4,698)	(475)	(622)	(301,868)	—	(324,152)
Finance income	3,772	—	160	90	1,748	—	5,770

(Loss) profit before income and social contribution taxes	67,724	3,482	76,382	7,495	(457,328)	28,340	(273,905)

Current income and social contribution taxes	—	—	—	—	(4,279)	—	(4,279)
Deferred income and social contribution taxes	—	—	—	—	381,558	—	381,558

(Loss) profit for the period from continuing operaations	67,724	3,482	76,382	7,495	(80,049)	28,340	103,374

Discontinued operations
Profit after income and social contribution taxes for the period resulting from discontinued operations	—	—	1,935	—	—	—	1,935

(Loss) profit for the period	67,724	3,482	78,317	7,495	(80,049)	28,340	105,309

26. Financial instruments

Financial instruments currently used by the Company are investments, contracts with customers, agreements to sell carbon credits, loans, financing, debentures and agreements for purchase Company shares.

These instruments are managed through operating strategies, considering liquidity, profitability and risk minimization. The Company did not have derivative financial instruments during 2018 and 2017.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

26. Financial instruments (Continued)

Financial instruments of the Company are subject to the following risk factors:

i)	Credit risk

The Company minimizes its exposure to credit risks associated with cash and cash equivalents and marketable securities by maintaining its investments in first-tier financial institutions and in short-term securities.

The carrying amount of the financial assets represent the maximum exposure of the credit. The maximum exposure of the credit risk at the date of the financial statements is:

	Note	June 30, 2018	December 31, 2017
Financial assets
Cash and cash equivalents	4	27,588	84,687
Marketable securities		42	42
Trade accounts receivable	5	799,267	778,106
Receivables from related parties	7	15,822	14,518

The maximum exposure of the credit risk for trade accounts receivable segregated by the counterparty is as follows:

	June 30, 2018	December 31, 2017
Public	663,728	658,057
Private	135,539	120,049

The maximum exposure of the credit risk for trade accounts receivable per risk concentration is as follows:

	June 30, 2018%		December 31, 2017%
Largest debtor	185,788	23%	162,623	21%
10 largest debtors	547,766	69%	533,335	69%
20 largest debtors	658,537	82%	627,036	81%
50 largest debtors	758,834	95%	704,481	91%

Trade accounts receivable

Credit risk arises from the possibility of the Company’s incurring in losses resulting from the difficulty in receiving amounts billed to its customers.

Customer credit risk is managed by each business unit, subject to the procedures, policies and controls established by the Company in relation to this risk. Invoices are issued only after formal approval is given by the customer.

Management monitors the risk involved and adopts necessary measures and procedures, in addition to recording an allowance for doubtful accounts as appropriate.

ii)	Interest rate risk

Such risk arises from the Company’s exposure to fluctuations in interest rates on its financial assets and liabilities. In order to mitigate this risk, the Company seeks to raise funds subject to fixed or floating rates.

The Company is exposed to risks of interest rate fluctuations on its investments, accounts payable for acquisition of investments, loans and financing and debentures.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

26. Financial instruments (Continued)

The Company conducted sensitivity analyses of the interest rate risks to which its financial instruments are exposed. For the analysis of sensitivity to changes in interest rates, management adopted as probable scenario the future interest rates according to quotations obtained from BM&FBOVESPA, as of June 30, 2018) of 7.35% for CDI and to 6.6% for TJLP. Scenarios II and III were estimated with an increase of 25% and 50%, respectively, whereas scenarios IV and V estimate an additional decrease of 25% and 50%, respectively, of the rates in the probable scenario.

The following table shows the possible impacts on profit or loss in each scenarios presented at June 30, 2018:

			Scenarios
	Exposure	Risk	I - Probable	II 25%	III 50%	IV -25%	V -50%
1 - Financial assets
Investments	42	CDI variation	3	1	2	(1)	(2)
			3	1	2	(1)	(2)
2 - Financial liabilities
Working capital	(545,137)	CDI variation	(40,068)	(10,017)	(20,034)	10,017	20,034
Finame	(2,886)	TJLP variation	(190)	(48)	(95)	48	95
Leasing	(12,669)	CDI variation	(931)	(233)	(466)	233	466

Debentures	(942,088)	CDI variation	(69,243)	(17,311)	(34,622)	17,311	34,622
Net financial liabilities			(110,429)	(27,607)	(55,215)	27,607	55,215
iii)	Liquidity risk

This is the risk that the Company may have insufficient funds to meet its financial commitments and financial liabilities (which are settled in cash or by means of other financial assets), due to the mismatch of terms or volume of expected receipts and payments. In order to manage cash liquidity, assumptions are established regarding future payables or receivables, and are daily monitored by the Treasury department. The Company’s objectives of managing cash follow these priorities:

(i)	preserving the value of invested capital;
(ii)	keeping a liquidity level appropriate to the commitments assumed; and
(iii)	obtaining an appropriate return of the investment portfolio.

The Company’s exposure to liquidity risk is as follows:

	June 30, 2018				December 31, 2017
	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years
Financial liabilities
Loans and financing	10,923	32,854	163,236	353,679	14,139	1,709	100,841	268,825
Debentures	—	47,105	282,630	612,353	—	—	267,245	801,734
Trade accounts payable	136,607	—	—	—	128,113	—	—	—
Labor payable	114,720	—	—	—	117,925	—	—	—
Tax liabilities	171,861	184,803	149,598	176,727	169,505	178,570	26,684	190,530
Put option on the Company’s shares	40,266	—	—	—	37,884	—	—	—
Accounts payable for land acquisition	8,715	6,602	—	—	8,965	10,412	—	—
Total	483,092	271,364	595,464	1,142,759	476,531	190,691	394,770	1,261,089

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

26. Financial instruments (Continued)

iv)	Fair value

Fair value estimates were determined using available market information and adequate valuation methodologies. However, considerable judgment is necessary to analyze market information and estimate fair value. Accordingly, the estimates presented herein are not necessarily indications of amounts the Company could realize assets or settle liabilities in the current market. The use of different market assumptions and/or estimate methodologies may lead to significant effects in estimated fair values.

The fair value of trade accounts receivable and related-party payables/receivables approximates their carrying amounts mostly due to their short-term maturity.

All assets and liabilities for which the fair value is measured or disclosed in the interim financial information are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1 - Quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Valuation techniques for which the lowest and significant level of information to measure the fair value directly or indirectly observable. The Company uses the discounted cash flow technique for measurement; and

Level 3 - Valuation techniques for which the lowest and significant level of information to measure the fair value is unobservable.

The carrying amounts and fair values of the Company’s main financial instruments at June 30, 2018 and December 31, 2017 are as follows:

			June 30, 2018		December 31, 2017
	Category	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	Amortized cost	Level 1	27,588	27,588	84,687	84,687
Marketable securities	Amortized cost	Level 2	42	42	42	42
Trade accounts receivable	Amortized cost	Level 2	799,267	799,267	778,106	778,106
Receivables with related parties	Amortized cost	Level 2	15,822	15,822	14,518	14,518
			985,481	985,481	877,353	877,353
Financial liabilities	Amortized cost
Loans and financing	Amortized cost	Level 2	560,692	560,692	385,514	385,514
Trade accounts payable	Amortized cost	Level 2	136,607	136,607	128,113	128,113
Debentures	Amortized cost	Level 2	942,088	942,088	1,068,979	1,068,979
Loans from related parties	Amortized cost	Level 2	70,017	70,017	44,904	44,904
Accounts payable from land and others asset acquisition	Amortized cost	Level 2	15,317	15,317	19,377	19,377
Put option on the Company’s shares	Fair value through profit or loss	Level 3	40,266	40,266	37,884	37,884
Obligations relating to discontinued operations	Amortized cost	Level 2	28,523	28,523	23,787	23,787
			1,793,510	1,793,510	1,708,558	1,708,558

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

27. Commitments

Total minimum lease payments, under non-cancellable operating leases, are as follows:

	June 30, 2018	December 31, 2017
Less than one year	12,353	12,783
More than one year and less than five years	16,216	16,877
	28,569	29,660

The operating lease expenses for the period ended June 30, 2018 amounts to R$ 19,205 (R$21,377 for the year ended December 31, 2017).

All agreements that have a clause establishing a fine in the event of breach of contract provide for a penalty of up to three months of rent. If the Company terminated these agreements, the total penalties would be approximately R$2,039 (R$1,228 as of December 31, 2017).

28. Insurance coverage

The Company’s insurance coverage is as follows:

	June 30, 2018	December 31, 2017
Civil liability – environmental risks	20,200	20,200
Civil liability – pain and suffering and contingent risks, fire, lightning, explosion	394,219	466,536
Sundry risks(a)	34,412	49,124
Total	448,831	535,860
(a)	On March 23, 2017, the Company acquire executive officers and management liability insurance with TOKIO MARINE SEGURADORA S.A., valid from March 23, 2018 to March 23, 2019, in order to ensure against any event that produces damages covered by the insurance and attributed by alleged aggrieved third parties to the insured parties.

The Company has a policy of contracting insurance coverage for goods and work subject to risk at amounts considered by management sufficient to cover possible losses, considering the nature of its activity. Management believes that the coverage is compatible with the Company’s size and operations, and consistent with other companies of similar size operating in the same industry.

Management considers insurance coverage is sufficient to cover any potential losses.

29. Earnings (loss) per share

The Transaction was structured as a reorganization and recapitalization transaction by which the Company issued shares and warrants for the net assets of Estre Brazil accompanied by a capital contribution in cash (recapitalization). Earnings (loss) per share has been calculated for all historical periods to reflect the Company’s capital structure as if the Transaction had occurred at the beginning of the earliest period presented.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

29. Earnings (loss) per share (Continued)

Earnings (loss) per share

	Six months period ended June 30,
Basic	2018	2017
Profit (loss) attributable to equity holders of the parent	(117,275)	105,027
Weighted average number of ordinary shares outstanding (shares/thousand)	45,637	45,637
Basic (loss) profit per share	(R$ 2.5698)	R$ 2.3014

Diluted	2018	2017
Profit (loss) attributable to equity holders of the parent	(117,275)	105,027
Weighted average number of ordinary shares outstanding (shares/thousand)	45,637	45,637
Diluted (loss) profit per share	(R$ 2.5698)	R$ 2.3014

The shares related to stock options plan were excluded from the calculation of diluted loss per share for the years 2018 and 2017 because their effect would have been antidilutive. The 28,449,999 outstanding warrants to purchase Company shares at US$11.50 per share were not included in the calculation of diluted earnings per share as they were out of the money.

Earnings (loss) per share from continuing operations

	Six months period ended June 30,
Basic	2018	2017
Profit (loss) from continuing operations attributable to equity holders of the parent	(125,181)	97,089
Weighted average number of ordinary shares (shares/thousand)	45,637	45,637
Basic profit (loss) per share	(R$ 2.7430)	R$ 2.1274

Diluted	2018	2017
Profit (loss) from continuing operations attributable to equity holders of the parent	(125,181)	97,089
Weighted average number of ordinary shares (shares/thousand)	45,637	45,637
Diluted profit (loss) per share	(R$ 2.7430)	R$ 2.1274

30. Changes in liabilities from financing activities

	January 1, 2018	Cash flow	Payment from of loans and financing and debentures	Interest + Exchange and monetary variation	Others (*)	June 30, 2018
Loans and financing current	14,139	(10,078)	(6,681)	13,543	—	10,923
Loans and financing current non-current	371,375	—	—	9,156	169,238	549,769
Debentures current non-current	1,068,979	—	—	42,347	(169,238)	942,088
Total liabilities from financing activities	1,454,493	(10,078)	(6,681)	65,046	—	1,502,780

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

30. Changes in liabilities from financing activities (Continued)

	January 1, 2017	Cash flow	Payment from of loans and financing and debentures	Interest + Exchange and monetary variation	Others (*)	June 30, 2017
Loans and financing current	16,732	(10,617)	(2,156)	2,011	3,914	9,884
Loans and financing current non-current	9,965	—	—	—	(3,914)	6,051
Debentures current	1,665,629	—	—	120,083	—	1,785,712
Accounts payable from acquisition of investments current	4,856	(3,633)	—	737	4,856	6,816
Accounts payable from acquisition of investments non-current	4,856	—	—	—	(4,856)	—
Total liabilities from financing activities	1,702,038	(14,250)	(2,156)	122,831	—	1,808,463
(*)	Debt restructuring.